CREDICORP Ltd.

First Quarter 2014 Results

Lima, Perú, May 08th, 2014 - Credicorp (NYSE:BAP) announced today its unaudited results for the first quarter of 2014. Following the change in Credicorp’s functional currency, these results are reported on a consolidated basis in accordance with IFRS in nominal Peruvian Nuevos Soles (PEN).

HIGHLIGHTS

• The stability in the local market and currency in the second part of last year continued into 2014, as did all efforts to control delinquencies, recover profitability, and curb expenses in our organization. The results of these efforts start to show this 1Q14 as Credicorp reported net earnings of PEN 662 million, leading to a ROAE of 22.3% and recurring ROAE of 20.3%.

• Reported total loans were up 9% QoQ mainly driven by the consolidation of Mibanco, which occurred at the end of the quarter and accounted for most of the portfolio’s expansion. In fact, BCP’s book grew a modest 2.1% measured in average daily balances. This growth was concentrated in the Wholesale Middle-Market Banking loan portfolio, which was up 6.6% for the Q, while Retail Banking loans remained almost flat mainly due to a contraction in the SME loan book following efforts to control delinquencies in that segment and the slowdown in this sector, which more than offset the modest growth of other product lines.

• Net interest income after provisions registered strong growth of 6.9% QoQ due to a 6.2% QoQ increase in NII, which offset higher provisions (+4.5% QoQ). NII expansion was mainly driven by lower interest expenses.

• Consequently, NIMs improved a significant 18 bps (up to 5.38%) in the 1Q14. However reported NIMs show a minimal 3bps increase to 5.23% as a consequence of a distortion stemming from the consolidation of Mibanco at the end of March, which resulted in nil income generation but complete consolidation of the total of its assets.

• The SME’s PDL ratio deteriorated further and explained part of the 13 bps increase of the PDL ratio as the combination of the portfolio contraction and revolving nature of the complicated book pushed forward the expected peak in delinquencies. However, provisions as a percentage of the margin and of the loan book improve slightly preventing a further deterioration in profitability in the 1Q14. Further, the consolidation of the recently acquired Mibanco added a significant portfolio (about PEN 4.4 billion) of SME and Micro loans -including its delinquent book- which explains 22bps of the total increase of the PDL ratio, which reached 2.59%.

• Non-financial income was up 11 % QoQ, driven by non-core income of PEN 77.1 million from the sale of shares held as an investment at Credicorp, which were sold to finance the acquisition of Mibanco. Operating non-financial income at BCP was down 3.1% given lower fees from the credit card business and the absence of some provision reversals which inflated other income in the previous Q. Prima also reported slightly lower fee income QoQ due to an accounting adjustment, which was however totally offset by a strong cost reduction.

• The insurance business performed significantly better this 1Q, starting with better technical results and supported by tighter cost management and better financial income. These improved technical results are disguised by consolidation adjustments and show in aggregate only 1.7% QoQ expansion.

• Following the high operating expenses in 4Q13, which were strongly affected by several one-off costs and adjustments booked in the Q, OpEx this 1Q14 was down 10.6% from the previous Q. Excluding one-offs, real operating expenses contracted 5.7% as a result of the cost control measures introduced and seasonal variations (first Q OpEx are historically lower). The impact of this drop in expenses combined with the higher income generation resulted in a 3% improvement in the efficiency ratio, which was down to 40.8% from 43.7% in 4Q. This level is more than likely not sustainable but nonetheless reflects a trend toward improvement.

• Operating income therefore shows a strong 46.7% expansion, which when adjusting for the non-recurrent income from the sale of shares, can be recalculated to reach a still robust 18.9% expansion.

• Further, the change of the functional currency to our local PEN aligning the currency for business management to the currency used to determine our regulatory capitalization ratio, has allowed us to reduce the need to hold large positions of the “non-functional” currency for capitalization protection purposes to minimal amounts. This new reality will reduce and eventually eliminate exposure to translation gains and/or losses. In this context, this line, which also benefited from the stability of our currency, posted a very small PEN 1 million loss this 1Q.

• Another benefit of the change in the functional currency is that it has aligned our tax payments with the results in our functional currency, thus eliminating the distortions that existed when the functional currency was different from the tax reporting currency. The effective tax rate this 1Q14 was 25.3%.

• As a result of all these evolutions, Credicorp reported total net income of PEN 679.3 million, and after minority interests, PEN 662.1 million, or EPS of PEN 8.3. This represents a ROAE of 22.3%; this figure, even after deducting the earnings from the sale of an equity position, reaches 20.3% and as such more accurately reflects real profitability levels.

I. Credicorp Ltd.

Overview

After a complicated year marked by a slowing economy worldwide and locally; a consequent slowdown in our loan book growth; the fact that a relatively small but still important sector of our portfolio has been affected by higher delinquencies; and significant distortions in reported numbers generated by maintaining the US Dollar as the functional and market reporting currency while the regulatory reporting was done in local currency, and the business had evolved into a predominantly local currency business, all of which led to a significant drop in Credicorp’s reported numbers, Credicorp has begun these year by reporting its results in Peruvian Nuevos Soles (PEN). Furthermore, the stability in the currency experienced in the second part of last year continued into 2014, as did all efforts to control delinquencies, recover profitability, and curb expenses in our organization. The results of the change in the functional and reporting currency, and of these efforts began to show this 1Q14 as Credicorp reported net earnings of PEN 662 million, leading to a ROAE of 22.3% and recurring (excluding a non-core gain on the sale of certain assets) ROAE of 20.3%.

The economic slowdown, though mild, affected and most likely will continue affecting loan growth for the year. In fact, though reported total loans were up 9% QoQ mainly driven by the consolidation of Mibanco, which occurred at the end of March and accounted for most of the portfolio’s expansion, BCP’s book grew a modest 2.1% measured in average daily balances. This growth was concentrated in the Wholesale Middle-Market Banking book, which was up 6.6% for the Q, while Retail Banking loans remained almost flat mainly due to a contraction in the SME (PYME by its Spanish initials) loan book following the efforts to control delinquencies in that segment and a slowdown in the sector, which more than offset the modest growth of other retail product lines.

Nevertheless, net interest income was up 6.2% QoQ. This was mainly driven by lower interest expense given that the interest income generated by the loan book remained flat as a consequence of the growth composition of the book, concentrated in low margin sectors that could only compensate the contraction of the high margins portfolios. Furthermore, despite an increase in provisions of 4.5% this Q, NII after provisions remained strong and expanded 6.9% in the Q.

Consequently, NIMs improved a significant 18 bps (up to 5.38%) in 1Q14. However reported NIMs show a minimal 3bps increase to 5.23% as a consequence of a distortion stemming from the consolidation of Mibanco at the end of March, which had no contribution to income generation but entailed the complete consolidation of all of its assets. This NIM improvement stems from lower interest expenses given that instead of better margins on loans- which contracted slightly due to a change in the loan mix this 1Q to favor wholesale loans while the higher margin book (SME) contracted- the deposit structure and the asset structure changed favorably to enhance results.

The delinquent SME portfolio increased further and explained part of the additional 13 bps to the PDL ratio as the combination of the slowdown in the commercial sector; the consequent portfolio contraction; and the revolving nature of the complicated book made us miss our expected turnaround time frame and pushed forward the expected peak in delinquencies. However, even though provisions keep increasing as the deteriorated portfolio matures further, provisions as a percentage of the margin remain stable (even slightly lower this 1Q), which ensures no further deterioration in profitability. Furthermore, the consolidation of the recently acquired Mibanco added a significant portfolio (PEN 4.4 billion) of SME and Micro loans -including its delinquent book- which explains the remaining 22bps of the total increase of the PDL ratio, which reached 2.59% this Q vs. 2.24% in 4Q13.

Non-financial income was up an extra-ordinary 11 % QoQ, driven by a non-core income of PEN 77.1 million from the sale of shares held as an investment at Credicorp, which were liquidated to finance the Mibanco acquisition. Operating non-financial income at BCP was in fact down 3.1% as a result of lower fees from the credit card business and the absence of some provision reversals that inflated other income in the previous Q. Prima also reported slightly lower fee income generation QoQ due to a technical accounting adjustment which hides a 2.4% higher QoQ real fee income.

Despite slightly lower net earned premiums, the insurance business posted significantly better performance this 1Q, not only due to improved technical results overall, but also due to tighter cost management (improved combined ratio) and better financial income. In the consolidation of these technical results however, the improvement in technical results show aggregate growth of only 1.7% QoQ because in the previous Q a significantly larger portion of the premiums were generated through the Credicorp subsidiaries than in this Q, retaining the related commissions within the group and increasing this way the technical result of the 4Q13 proportionately more than for 1Q14, hiding the real technical improvement achieved this 1Q.

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Following high operating expenses in 4Q13, which were strongly affected by several one-off costs and adjustments booked in the previous Q, OpEx this 1Q14 was down 10.6% from the previous Q. Excluding one-offs, real operating expenses contracted 5.7% as a result of the cost control measures introduced and seasonal variations (first Q OpEx are historically lower). The impact of this drop in expenses, combined with higher income generation, resulted in a 3% improvement in the efficiency ratio, which was down to 40.8% from 43.7% in 4Q. Although this level is probably not sustainable at this time, it reflects a definite trend toward improvement.

Operating income therefore shows a strong 46.7% expansion, which when excluding the one offs of the previous Q and the non-core income from the sale of shares in an attempt to reflect a real business generated operating income, can be adjusted to a still robust 18.9% QoQ expansion reflecting without doubt a solid improvement.

Furthermore, the change of the functional currency to our local PEN, aligning the currency used to manage the business to the currency used to calculate the regulatory capital, has allowed us to reduce the need to hold large positions of the “non-functional” currency for capitalization protection purposes to minimal amounts. This is possible due to the inclusion of subordinated (and Hybrid) issues denominated in US Dollars in the calculation of regulatory capital on the one hand, and the de-dollarization process of our assets on the other. Furthermore, another tool used today to mitigate the risk of a negative impact of any currency volatility on the capitalization ratio is to include capital protection cushions in the capital. This new reality will reduce and eventually eliminate the open “structural” currency position that generates translation gains and/or losses. Thus, and helped also by the stability of the currency, this 1Q14, this line has a very small PEN 1 million loss, which is the aggregate of daily calculations of the translation results generated by the structural (position for capitalization protection purposes) US Dollar position and the currency movements.

Another benefit of the change in the functional currency is the alignment of the calculation of our tax liabilities, which has always been done based on local PEN reporting, to the results in our functional and market reporting currency, eliminating the distortions that existed when the functional currency was different from the tax reporting currency. Our effective tax rate this 1Q14 was 25.3% and will suffer fewer distortions with the use of the local currency as the functional currency.

As a result of all these evolutions, Credicorp reported total net income of PEN 679.3 million, and after minority interests, PEN 662.1 million or EPS of PEN 8.3, which represents a ROAE of 22.3%. Even deducting the non-core earnings from the sale of the equity position referred to before, ROAE reaches 20.3%, recovering this ways its profitability levels from the complicated and low level of 14.6% in 4Q13 and previous 17.6% in 1Q13.

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Credicorp Ltd.	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	YoY
Net Interest income	1,401,724	1,319,422	1,164,615	6.2%	20.4%
Net provisions for loan losses	(364,600)	(348,981)	(244,985)	4.5%	48.8%
Net interest income after net provisions for loan losses	1,037,123	970,441	919,630	6.9%	12.8%
Non financial income	884,371	796,419	729,313	11.0%	21.3%
Insurance services technical result	97,102	102,806	92,303	-5.5%	5.2%
Medical Services Technical Result	20,710	12,990	14,289	59.4%	44.9%
Operating expenses (1)	(1,128,212)	(1,261,806)	(1,041,120)	-10.6%	8.4%
Operating income (2)	911,095	620,850	714,415	46.7%	27.5%
Core operating income	833,999	701,226	714,415	18.9%	16.7%
Non core operating income (expenses) (3)	77,096	(80,376)	-	-	-
Translation results	(1,002)	(13,564)	(48,111)	-92.6%	-97.9%
Income taxes	(230,815)	(188,448)	(187,065)	22.5%	23.4%
Net income	679,278	418,838	479,239	62.2%	41.7%
Minority Interest	17,154	(3,536)	10,053	-585.2%	70.6%
Net income attributed to Credicorp	662,125	422,374	469,186	56.8%	41.1%
Net income / share (S/.)	8.30	5.30	5.88	56.8%	41.1%
Total loans	70,447,216	64,294,241	56,114,026	9.6%	25.5%
Deposits and obligations	74,533,533	68,431,226	65,511,019	8.9%	13.8%
Net shareholders' equity	11,957,909	11,831,512	10,667,155	1.1%	12.1%
Net interest margin (4)	5.23%	5.20%	4.90%
Efficiency ratio	40.8%	43.7%	43.4%
Return on average shareholders' equity	22.3%	14.6%	17.6%
PDL ratio (5)	2.59%	2.24%	1.97%
PDL over 90 days (6)	1.63%	1.53%	1.35%
NPL ratio (7)	3.27%	2.81%	2.60%
Coverage of PDLs	161.5%	157.5%	172.8%
Coverage of NPLs	128.0%	125.1%	131.2%
Employees	27,324	27,638	27,013

(1) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) Gain from sales of stocks for S/ 62.7 million and bonds for S/. 14.4 million.

(4) Excluding MiBanco, the Net Interest Margin at the end of 1Q14 reached 5.38%, which represents an increase of 18 bps compared to 4Q13 (5.20%).

(5) Excluding MiBanco, PDL ratio at the end of 1Q14 reached 2.37%, which represents an increase of 13 bps compared to 4Q13 (2.24%).

(6) PDL for BCP without subsidiaries, does not include Mibanco.

(7) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs / Total loans.

Credicorp – The Sum of Its Parts

The change in the functional currency as of January 1 2014 has had a significant impact on the management of our dual currency balance sheet. This change will reduce and eventually eliminate the volatility generated by the need to hold an open PEN position in the previous years in order to protect the capitalization of BCP for reporting purposes, given that our regulatory capital and capitalization ratios are calculated in local currency. Furthermore, around 80% of the income generated at Credicorp is denominated in local currency and the alignment of the functional currency to this new business reality will eliminate currency conversion distortions.

Therefore, results of 1Q14 show the true evolution of BCP’s businesses which can be summarized in:

i)	A noteworthy slowdown in portfolio growth compared to previous years as a result the evolution of the GDP and adjustments in the models of the fastest growing sector –SMEs-that improved the risk screening capabilities and resulted in increased rejection rates.

ii)	An on-going de-dollarization of our economy and our loan portfolio, which greatly benefits our results given that it implies lower funding costs and more profitable assets.

iii)	Significant improvement in profitability as a result of improved NII after provisions, controlled costs and no distortions related to FX volatility, leading to a recovery in reported profitability to the targeted 20%+ levels.

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iv)	Better understanding of the SME portfolio & its performance/behavior, improved management of the delinquent portfolio and profitability protection, and re-definition of the business model through model adjustments and the acquisition of Mibanco.

v)	The opening of a front of growth opportunities with the acquisition of Mibanco.

The aforementioned explain the significant recovery seen in BCP’s profitability, which rose from 19.8% to 22.8% ROAE this 1Q14. At the end of this period, net income totaled PEN 478 million and the contribution to Credicorp was PEN467 million.

Earnings contribution to Credicorp	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	YoY
Banco de Crédito BCP (1)	466,928	392,306	355,485	19%	31%
BCB (2)	15,481	12,488	12,076	37%	42%
Edyficar	27,682	27,606	20,288	25%	70%
Pacifico Grupo Asegurador	37,916	13,184	29,085	188%	30%
Elimination (3)	-	(16,727)
Atlantic Security Bank	29,642	33,346	40,049	-11%	-26%
Prima	38,127	34,146	30,013	12%	27%
Credicorp Capital (4)	16,323	(32,452)	16,636	150%	(0)
Credicorp Capital Ltd. (5)	8,925	(37,546)	9,157	124%	(0)
Credicorp Capital Perú (6)	7,398	5,094	7,479	45%	(0)
Credicorp Ltd. (7)	83,872	5,447	4,613	1440%	1718%
Others (8)	(10,684)	(6,876)	(6,695)	-101%	-111%
Net income attributable to Credicorp	662,125	422,374	469,186	57%	41%

(1) Includes Banco de Crédito de Bolivia and Edyficar.

(2)The figure is lower than the net income of BCB because Credicorp owns 97.7% of BCB (directly and inderectly).

(3) Includes the elimination related to the income obtained by Pacífico from the sale of a stake of Inv. Centenario to Credicorp.

(4) Is the sum of Credicorp Inv. and BCP Capital.

(5) Includes Credicorp Capital Ltd., which includes IMT, Credicorp Capital Colombia and Credicorp Capital Securities.

(6) Includes Credicorp Capital Perú, which includes Credicorp Capital Fondos, Credicorp Bolsa, Credícorp Capital Titularizadora.

(7) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

(8) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

BCP Bolivia reported net income of PEN 15.8 million at the end of 1Q14. This represented an increase of 43.5% QoQ, which led to a ROE of 15.6%. This was due primarily to: i) 79.6% QoQ decrease in net provisions for loan losses given that in 4Q13, a generic provision was set aside for additional risk as required by the Supervisory Entity of the Financial System (ASFI by its Spanish initials), and ii) an 11.4% QoQ drop in operating expenses. The aforementioned offset an increase of 319.2% QoQ in income tax due to provisions for the Additional Aliquot for Income Tax (AA-IUE) that BCP Bolivia is required to pay due to higher earnings in 1Q14. The loan book at the end of March 2014 was PEN 2,984.3 million, which represented a 0.5% decline with regard to the figure reported at the end of last year. Nevertheless, in annual terms growth was situated at 27.3%, which is mainly due to loan expansion in the Retail Banking segment. Delinquency levels remained low despite a slight increase to 1.46% at the end of 1Q14 (1.34% in 4Q13 and 1.43% in 1Q13). The coverage ratio this quarter was 277.7% (299.7% in 4Q13 and 260.6% in 1Q13). Despite a slight increase in its PDL ratio, BCP Bolivia continues to position itself as one of the most stable and reliable entities in the Bolivian banking system. With these results, BCP Bolivia has maintained a solid and constant market share of 11.0% of current loans (fourth place in the banking system) and 11.2% in total deposits (fifth place in the banking system).

Edyficar’s performance exceeded that of the local economy and, more importantly, the SME sector. Loan growth was higher than that of its competitors (+6.4%) and its portfolio quality ratios are the only ones in the system that have remained stable and at levels that are considered low for this sector (4%). Edyficar’s loan book totaled PEN 2,832 million in 1Q14, and generated net income of PEN 28.3 million, which represents a ROAE of 22.6% on its normal equity level. Nevertheless, its equity was increased by a capital injection of PEN 506 million to finance the purchase of shares in Mibanco at the end of the quarter, which is recorded as an investment in assets (that do not generate a return this 1Q). Consequently, the reported ROAE was 15.1%. To support this strong growth and become more accessible to clients, Edyficar increased its number of branches to 195 in 1Q14.

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Although Mibanco has yet to contribute to Credicorp’s results given that the transaction and subsequent consolidation were completed on March 21st of this year, the acquisition is no doubt a significant event with important implications for the strategy and future growth of the organization. In light of this, a few points merit further explanation:

It is a well-recognized fact that the SME sector is the largest and fastest growing sector of the Peruvian economy. It concentrates a significant portion of the emerging population and has been, and will continue to be, an important driver of growth, generating strong economic activity albeit with significant deficiencies due to the lack of formalization and sophistication.

Consensus opinion also recognizes that the sector is facing challenges given a significant deceleration of commercial activity in the country, which is the core activity of this segment. In this scenario, the financial system is working to recover previous levels of expansion and profitability, a process we believe is well underway. Our understanding of the SME sector, which continues to generate high provision levels and post increasingly higher delinquency ratios in existing portfolios, is now much stronger. As such, the organization is well on its way to fully controlling loan activity in this sector by using the appropriate tools both for the larger SME world, which is managed within BCP, and for the smaller SME and micro lending world, which is managed through Edyficar.

In addition, Mibanco, having been the leader in the SME market, is particularly well positioned to serve this business segment given that it has the market positioning (branding), infrastructure (branches) and resources (people) to do so. The problems that Mibanco faced, which led its long-term shareholders to move to sell a controlling stake in the business, are less structural (neither business structure nor market structure related) and stem more from the management and business model, which, after having brought the organization to a leadership position, sent the company in a direction that resulted in an abrupt increase in delinquencies and a dramatic loss of profitability. As such, in the last two years of operation, the flaws in the business model applied by management became increasingly evident.

The thorough analysis of the markets of Mibanco and Edyficar concluded that the business model for Edyficar can be effectively and successfully applied to the vast majority of the Mibanco portfolio. Therefore, the focus on implementing a strategy to align credit policies, credit models, organization, culture and risk controls at Mibanco with those of Edyficar should recover and integrate the Mibanco organization with Edyficar in a prudent period of time by applying Edyficar’s proven micro and small business lending model to almost the whole of Mibanco. Without intending to underestimate the challenges ahead in this process, the effectiveness of the Edyficar business model makes us extremely confident that we will successfully integrate and recover the business’s profitability that generates significant opportunities for healthy growth and support the development of the strong and dynamic SME sector.

The closing of the acquisition of a total of 69% of the stock was on March 21. As such, Mibanco was consolidated into BCP this 1Q. However, given the date of consolidation, all assets were consolidated but almost none of the income generated in the Q. This creates a few distortions that have been explained in further detail in the relevant sections in our report (NIM calculations for BCP/BAP and ROE calculation at Edyficar).

Atlantic Security Bank (ASB) reported net income of US$ 10.6 million in 1Q14, which represented a decline of -11.8% QoQ. This drop was due mainly to a decrease in the volume of net realized gains on the investment portfolio due to market conditions. Consequently, the annualized ROAE this quarter was 22.2%. Interest earning assets expanded 5.8% to total US$ 1,753 million. Assets under management (AuM), which include client deposits, investments in funds and custody of financial instruments, totaled US$ 5,465 million at market value in 1Q14, which represented a +4.8% with regard to 4Q13’s figure. In terms of the investment portfolio, it is important to note that ASB continues to invest in instruments with good risk profiles. As such, 59% of its portfolio is invested in investment grade instruments, which reflects ASB’s sustained and conservative strategy to concentrate on investments in instruments with high credit ratings.

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Prima AFP reported net income of PEN 38.1 million in 1Q14. This represents an 11.5% increase with regard to 4Q13 and led to a ROAE of 32.3% versus 28.6% last quarter. This result was attributable to lower charges for marketing and third party services with regard to 4Q13, when expenses for advertising and external advisory services were higher. On the other hand, income at the end of 1Q14 reported a slight decline of 1.7%. This QoQ drop was due primarily to the application of NIC 18 (income deferral), which had a negative effect on the income line. For analysis purposes, if we isolate this effect, the income had grown +2.4% QoQ and +10.9% YoY mainly as a result of: i) Prima AFP’s solid RAM level (income base) due to the good evolution of the Peruvian economy and the fact that RAM level increased following the capture of new affiliates during the assignment period that ran from October 2012 to May 2013 coupled and ii) the commercial efforts to maintain the client portfolio. In the same line, funds under management totaled PEN 32,915 million (+1.6% QoQ) representing 31.9% of the total portfolio of the System.

Finally it is important to note that at the beginning of March 2014, the SBS published a resolution modifying the rules for fund investment: i) the AFPs can approve non-complex investments (bonds, shares, and funds), which will speed up the process and ii) the AFPs will have the option to use specific derivative instruments, which will improve portfolio management.

Pacífico Grupo Asegurador reported net income before minority interest of PEN 39.2 million in 1Q14, which is 2.3 times higher than the PEN 11.8 million reported in 4Q13 and 32.2% higher than the PEN 29.6 posted in 1Q13. This improvement registered this quarter is due primarily to an increase in the underwriting results for PPS and EPS; an increase in PV’s financial income; and lower general expenses. This led to a ROAE of 9.6%, which tops the 4.2% reported last quarter.

PGA’s underwriting result was PEN 72.7 million (+24.5% QoQ). This growth was due to an improvement in the underwriting results of PPS (+PEN 10.7 million) and EPS (+PEN 10.5 million). In the case of PPS, the increase was attributable to: i) a decline in net claims in the car insurance line after corrective measures were taken last year to improve management of pricing and conditions; and ii) lower underwriting expenses in the property and casualty business due to a release of provisions for uncollectable premiums. In the case of EPS, the increase was due primarily to a decrease in claims, which was in turn attributable to seasonality associated with high claims frequency in the last quarter of 2013. It is important to note that this result was achieved despite a decline in PV’s underwriting result, which was associated with a drop in net earned premiums (-PEN 5.9 million) after its contract with AFP Prima (October 2013) ended due to a regulatory change in contract conditions for pension insurance. Financial income in 1Q14 totaled PEN 80.3 million, which tops the PEN 75.1 million posted in 4Q13. This result was attributable to higher interest on fixed income at PV after an increase in the inflation adjustment assets (VAC) and higher gains on sales of securities (PEN 5.4 million in 1Q14 vs PEN.-0.2 thousand in 4Q13).

The investment banking business at Credicorp Capital continues to consolidate as the company positions itself as its clients’ best option. Proof of this is the fact that Credicorp Capital’s subsidiaries led their respective secondary equity markets (Credicorp Capital Perú 53%, Credicorp Capital Colombia 27% and IM Trust 19%). At the end of 1Q14, net income totaled PEN 16.5 million, which led to a ROAE of 10.4%. The volume of assets under management (AuM) reached PEN 21,262 million at quarter-end, of which 54% correspond to Credicorp Capital Perú; 26% to Credicorp Capital Colombia; and 20% to IM Trust. This asset level represents growth of 5.3% with regard to the asset level managed by Credicorp Capital in 4Q13.

Credicorp Ltd’s line is primarily composed of provisions for income tax on dividends at BCP and PPS and other expenses at the holding level. Nevertheless, in 1Q14 Credicorp Ltd reported income of PEN 83.8 million after it sold a share package to finance the acquisition of Mibanco.

The Others account is mainly comprised of the results of Grupo Credito, which is responsible for managing endeavors such as Tarjeta Naranja (which accounts for the majority of reported losses) and the fiduciary business. In 1Q14, results remained negative with a reported loss of -PEN 10.6 million.

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Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
PEN (000)	Mar 14	Dec 13	Mar 13	Mar 14 / Dec 13	Mar 14 / Mar 13
Capital Stock	1,400,638	1,386,435	1,284,250	1.0%	9.1%
Legal and Other capital reserves (1)	9,314,193	8,115,309	7,517,186	14.8%	23.9%
Minority interest (2)	590,636	298,498	276,498	97.9%	113.6%
Loan loss reserves (3)	993,544	904,000	837,372	9.9%	18.7%
Perpetual subordinated debt	702,000	635,863	588,998	10.4%	19.2%
Subordinated Debt	4,313,010	3,576,944	3,313,312	20.6%	30.2%
Investments in equity and subordinated debt of financial and insurance companies	(482,862)	(500,729)	(463,824)	-3.6%	4.1%
Goodwill	(1,254,726)	(920,938)	(853,062)	36.2%	47.1%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	15,576,434	13,495,381	12,500,730	15.4%	24.6%

Tier I (5)	9,265,997	8,017,505	7,253,899	15.6%	27.7%
Tier II (6) + Tier III (7)	6,310,437	5,477,876	4,598,525	15.2%	37.2%

Financial Consolidated Group (FCG) Regulatory Capital Requirements	11,434,540	10,644,715	9,001,007	7.4%	27.0%
Insurance Consolidated Group (ICG) Capital Requirements	874,590	897,352	763,486	-2.5%	14.6%
FCG Capital Requirements related to operations with ICG (8)	(117,156)	(169,081)	(124,624)	-30.7%	-6.0%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	12,191,973	11,372,986	9,639,869	7.2%	26.5%
Regulatory Capital Ratio (A) / (B)	1.28	1.19	1.30	7.7%	-1.5%
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and Other capital reserves include restricted capital reserves (US$ 8,071 MM) and optional capital reserves (US$ 1,243 MM).

(2) Minority Interest includes USD 587.3 MM from minority interest Tier I capital stock and reserves and USD 2.1MM from minority interest tier II capital stock and reserves.

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier II = Capital + Restricted capital Reserves + tier I capital stock and reserves from minority interest - Goodwill - (0.5 x Investment in equity and subordinated debt of financial and insurance companies) + Perpetual subordinated debt.

(6) Tier II = Subordinated debt + minority interest tier II capital stock and reserves + Loan loss reserves - (0.5 x Investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

Credicorp has maintained a comfortable capitalization level as a holding, which at the end of March 2014 represents 1.28 times the capital required by the Peruvian regulatory entity. This ratio is higher than the figure reported at the end of 4Q13, because of an increase in total Regulatory Capital +15.4% QoQ, mainly because of; i) the increase of reserves in March 2014 (+14.8% QoQ) as part of the distribution of the net income generated in 2013; iii) an increase in Subordinated debt (+20.6% QoQ), mainly due to the issue of subordinated debt for US$ 200 million and the consolidation of Mibanco; and iii) the inclusion of the minority interest of MiBanco The aforementioned increase in Regulatory capital was partially offset by the expansion of the goodwill +36.2% QoQ, mainly because of the consolidation of Mibanco’s goodwill . The regulatory capital requirements increased +7.2% QoQ as a result of the consolidation of Mibanco and the growth of Credicorp’s business.

Year over year, Credicorp maintained its capitalization level relatively stable from 1.30 times in March 2013 to 1.28 times at the end of March 2013 (times the capital required by the Peruvian regulatory entity). This is mainly due to an increase in regulatory capital requirements of +26.5% YoY, that were covered by: i) the constitution of legal and other capital reserves of +23.9% YoY; and ii) the higher level of subordinated debt, due to the aforementioned issuances of BCP.

It is also important to note the Tier 1 maintained its share of Credicorp’s total regulatory capital, going from 59.4% in 4Q13 to 59.5% at the end of 1Q14.

The table shows that the majority of the group’s capital requirement (93.8%) is associated with its financial business, and in particular, 71.5% of the group’s total regulatory capital requirement is concentrated in BCP (stand-alone).

Credicorp’s income generation, coupled with the corporation’s policies on retained earnings, dividend payments, capitalization of earnings and reserve building, has allowed Credicorp to build a comfortable capital reserve to support its business expansion.

In addition, Credicorp holds approximately S/.1,390 million in liquid investments that can be used at any time to strengthen its regulatory capital.

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II. Banco de Crédito del Perú Consolidated

In 1Q14, BCP reported an ROAE of 22.8%, which is the first sign that efforts to recover the profitability levels that reflect the real potential of our banking business are bearing results. Lower market and exchange rate volatility, as well as, the new functional currency, have allowed the Bank to show its true performance levels, which are expected to continue strengthening as a result of: improvements in the SME business model and in operating efficiency; the positive impact of the acquisition of Mibanco; the maximization of profitability in the Mortgage and Consumer segments of Retail Banking; and the materialization of our traditional Wholesale Banking business’ pipeline.

Banco de Credito and Subsidiaries	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13 *	QoQ	YoY
Net financial income	1,290,997	1,228,739	1,064,473	5.1%	21.3%
Total provisions for loan loasses	(365,020)	(349,632)	(244,701)	4.4%	49.2%
Net interest income after net provisions for loan losses	925,977	879,107	819,772	5.3%	13.0%
Non financial income	610,908	630,682	595,252	-3.1%	2.6%
Operating expenses (1)	(869,264)	(916,190)	(842,514)	-5.1%	3.2%
Operating income (2)	667,621	593,599	572,510	12.5%	16.6%
Core operating income	667,621	618,354	572,510	8.0%	16.6%
Non core operating income (expenses) (3)	-	(24,755)	-	-	-
Translation results	(1,947)	(14,119)	(40,526)	-86.2%	-95.2%
Income taxes	(186,813)	(176,917)	(163,091)	5.6%	14.5%
Net income	478,118	401,971	366,880	18.9%	30.3%
Net income / share (S/.)	0.127	0.107	0.098	19.0%	30.3%
Total loans	68,322,000	62,352,702	54,124,564	9.6%	26.2%
Deposits and obligations	70,898,090	64,771,583	62,367,995	9.5%	13.7%
Net shareholders' equity	8,479,823	8,306,919	6,971,263	2.1%	21.6%
Net financial margin	5.33%	5.37%	5.03%
Efficiency ratio	44.7%	46.9%	50.6%
Return on average equity	22.8%	19.8%	20.9%
PDL ratio	2.67%	2.30%	2.04%
NPL ratio	3.37%	2.90%	2.69%
Coverage of PDLs	161.6%	157.6%	172.8%
Coverage of NPLs (3)	128.0%	125.2%	131.2%
BIS ratio	15.07%	14.46%	14.65%
Branches	415	401	379
Agentes BCP	5,653	5,820	5,627
ATMs	2,153	2,091	1,925
Employees	23,510	22,657	22,833

* See note in BCP and Subsidiaries income statement.

(1) Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) NPLs: Non-performing lons = Past due loans + Refinanced and restructured loans. NPL Ratio = NPLs / Total loans.

BCP’s net income totaled PEN 478.1 million in 1Q14, which represented an increase of 18.9% QoQ that was due primarily to:

i)	5.3% QoQ growth in NII after loan losses provisions given that the expansion of NII (+5.1% QoQ) outpaced the increase in provisions (+4.4% QoQ). The good evolution of NII was attributable to the +1.9% QoQ growth in interest income, which was in turn strengthened by the -6.0% QoQ decrease in interest expenses. Interest income reflects seasonality relative to dividend payments (mainly for shares in BCI), which offset the fact that no growth was posted this Q in interest income on loans. On the interest expenses side, they reflect a decrease in the average volume of BCP’s time deposits (without consolidating Mibanco) and the effect of coverage swaps for some issuances, which helped reduce expenses by switching from fixed rates to variable rates.

ii)	The decrease in operating expenses was due to year-end seasonality although a more detailed analysis, which we will present later in the report, also reveals the initial effects of the efficiency program in terms of expenses control (managing the gap between income growth and growth in expenses).

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iii)	A smaller translation loss with regard to the loss posted in 4Q13 (PEN 1.9 million in 1Q14 vs. PEN 14.1 million in 4Q13), which was attributable to lower volatility in the exchange rate and, to an even greater extent, to a reduction in the Bank’s open position to protect the capitalization ratio, which, coupled with the change in the Bank’s functional currency, represents a long US Dollar position, which is also much smaller than the long PEN position that we previously had.

The aforementioned offset:

i)	The -3.1% QoQ decrease in non-financial expenses, which was due primarily to the fact that Other Income reported provision reversals for the contract with IBM in 4Q13; as well as a decrease in fee income due to the impact of improved accounting that registers Credit Card fee income net of provisions and the seasonality of the same line (lower fee income in 1Qs than that one of 4Q’s); and the decrease in gains on sales of securities. All of the aforementioned was slightly attenuated by an increase in gains on foreign exchange transactions.

ii)	The increase in income tax provision (+5.6% QoQ) as a result of higher earnings this Q.

This quarter, the trend of a re-composition of the asset structure towards more profitable assets such as loans was once again evident. In this scenario, loans expanded +9.6% QoQ in terms of quarter-end balances and +2.1% QoQ when measured in average daily balances, a difference explained by the fact that quarter-end balances include the consolidation of Mibanco’s loans. Growth in average daily balances was due primarily to a +3.3% QoQ expansion of Wholesale Banking loans, which was in turn mainly attributable to financing provided for the fishing season. In Retail Banking, although the portfolio grew +0.5% QoQ, the evolution per segment was mixed given that growth in the Mortgage, Consumer and Credit Card segments offset the decrease posted in the SME and Business loan portfolios. Finally, Edyficar reported loan growth of +6.9% QoQ in average daily balances, which reflects this business’s ability to maintain an excellent rate of growth over time that was accompanied by the good evolution of risk-adjusted returns.

In terms of liabilities, deposits remained the Bank’s main source of funding (72.2% of share in total funding, which is slightly higher than the 71.8% posted in 4Q13 and the 70.1% reported in 1Q13). In this scenario, although BCP’s core deposits (demand, savings and CTS) grew, the incorporation of Mibanco led to an increase in time deposits (which are not core deposits) too, which explains the increase of the share of total deposits in total funding. The aforementioned led to an improvement in the loan/deposit ratio, which fell from 96.2% at the end of 2013 to 95.7% at the end of 1Q14. By currency type, this ratio was situated at 103.8% in LC and 87.8% in FC. The aforementioned, coupled with efficient management of funding cost for issuances, led the funding cost to drop from 2.0% in 4Q13 to 1.77% in 1Q14.

The global NIM, without including the effect of the consolidation of Mibanco (which had no effect on the income statement), increased 13 bps QoQ to reach a level of 5.50% in 1Q14 while the NIM on loans fell 12 bps to situate at 8.28% at quarter-end. The latter was primarily due to the effect of significant loan growth, particularly in Wholesale Banking (lower margin), while high margin segments such as SME loans contracted QoQ.

In terms of portfolio quality, the PDL ratio was situated at 2.67%, which represented an increase of 37 bps, of which 22 bps correspond to the consolidation of Mibanco and the remaining 15 bps to growth in the delinquency ratio of the SME segment, and, to a lesser extent, to an increase in the PDL of the Credit Card, Consumer and Wholesale Banking segments. In the case of the SME segment, the PDL ratio rose from 8.24% at the end of 2013 to 9.40% at the end of 1Q14, which is in line with the maturity period of 24 months on average for pre-adjustment vintages while post-adjustment vintages posted good performance in terms of delinquency, which also translates into a good risk-adjusted return. The QoQ increase in the Credit Card segment PDL ratio, from 5.84% to 5.99%,corresponds to the effect of the change in the calculation of the minimum payment, however, in 1Q14 growth in this segment’s PDL ratio decelerated (up only 15 bps versus 74 bps in 4Q13) as a result of the clients’ adaptation to new levels of debt service. Wholesale Banking’s PDL ratio increased 7 bps that are explained by a small number of isolated cases of which 50% was regularized by the end of April.

The NPL ratio posted an increase this Q (going from 2.90% to 3.37%), which was attributable to the consolidation of Mibanco loans. If this component is eliminated from the calculation, the ratio falls from 2.90% to 2.84% at the end of 1Q14. Under these conditions, coverage levels for PDL and NPL portfolios increased from 157.6% to 161.6% in the first case and from 125.2% to 128.0% in the second case.

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Finally, in terms of operating efficiency, the efficiency ratio decreased from 46.9% in 4Q13 to 44.7% in 1Q14. This was due to the seasonality that affects operating expenses at year-end and is also attributable to the positive results of the efficiency program, which are evident primarily in the YoY evolution, as we will explain later in this report.

II.1 Interest-earning assets

Interest earning assets increased +8.9% QoQ and +15.1% YoY. This growth represented a re-composition of the asset structure towards more profitable assets. Particularly noteworthy growth was reported for loans (+9.6% QoQ), BCRP deposits, and Other Banks (+7.2% QoQ).

Interest earning assets	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	YoY
BCRP and other banks	19,080,269	17,792,481	19,671,786	7.2%	-3.0%
Interbank funds	498,207	189,462	41,424	163.0%	1102.7%
Trading securities	1,311,669	1,219,185	476,600	7.6%	175.2%
Securities available for sale	11,725,243	11,110,288	13,372,431	5.5%	-12.3%
Total loans	68,322,000	62,352,702	54,124,564	9.6%	26.2%
Total interest earning assets	100,937,388	92,664,118	87,686,805	8.9%	15.1%

Interest earning assets grew +8.9% QoQ, which was due primarily to loan growth of +9.6% and a +7.2% QoQ expansion in BCRP deposits and Other Banks. The increase in loans was primarily attributable to the incorporation of the Mibanco portfolio; nevertheless, it is important to note that given the date on which this transaction was completed (March 21, 2014), the income generated by this asset will not be reflected until next quarter. Nevertheless, if we analyze loans measured in average daily balances (without including Mibanco), they posted only 2.1% growth QoQ; this helped keep the margin relatively stable given that these balances offset lower average interest rates on loans registered in some business segments as we will explain later in the report.

In terms of deposits in BCRP and Other Banks, the increase was associated primarily with more deposits in banks in the country and abroad (+88.8% QoQ) as well as with the incorporation of the assets of Mibanco and more specifically, its deposits in BCRP.

In annual terms the +15.1% increase in interest earning assets was due to growth in loans (+26.2% AaA), which includes Mibanco’s portfolio. Average daily balances, excluding the effect of Mibanco, reported an increase of +18.1% YoY. All the aforementioned offset the decrease in investments available for sale (-12.3% QoQ). The aforementioned is proof of a significant improvement in the return on assets given that it reflects the re-composition of assets to increase the share of more profitable components such as loans.

If we exclude Mibanco’s results, interest earning assets grew 2.7% QoQ and 8.5% YoY.

Loan Portfolio

At the end of 1Q14, the quarter-end balance of BCP’s total loans was PEN 68,322 million. This represents growth of +9.6% QoQ and +26.2% YoY. The chart below shows the evolution of quarter-end balances and average daily balances for every month last year. As indicated above, the balances in 1Q14 reflect the incorporation of the Mibanco portfolio, which is not included in the calculation of average daily balances.

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An analysis of average daily balances indicates modest growth of +2.1% QoQ. This is due primarily to seasonality that characterizes the fourth and first quarter of every year. In this context, 1Q tends to report the lowest growth of the year due to the peak in loans that is generated by the 4Q Christmas campaign and by the repayment in 1Q of loans issued in 4Q of the previous year. It is important to note that YoY growth (+18.1%), which does not include seasonality, is significant and in line with the economy’s dynamism.

Average Daily Balances

	TOTAL LOANS (1)
	(Expressed in PEN million)
	1Q14	4Q13	1Q13	QoQ	YoY
Wholesale Banking	30,001.6	29,052.5	25,035.9	3.3%	19.8%
Corporate	18,889.1	18,630.7	16,011.9	1.4%	18.0%
Middle Market	11,112.5	10,421.8	9,024.1	6.6%	23.1%
Retail Banking	27,817.2	27,688.8	24,391.7	0.5%	14.0%
SME	6,985.6	7,091.1	6,302.8	-1.5%	10.8%
Business	2,454.8	2,645.7	2,221.7	-7.2%	10.5%
Mortgages	10,011.7	9,740.5	8,510.1	2.8%	17.6%
Consumer	5,469.2	5,372.1	4,699.9	1.8%	16.4%
Credit Cards	2,895.9	2,839.3	2,657.1	2.0%	9.0%
Edyficar	2,676.9	2,504.0	2,014.1	6.9%	32.9%
Others (2)	3,346.3	3,258.6	2,629.7	2.7%	27.3%

Consolidated total loans	63,842.0	62,503.9	54,071.4	2.1%	18.1%

 (1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

The quarterly evolution of average daily balances shows the dynamism of Wholesale Banking loans, which expanded +3.3% QoQ. This growth was in turn attributable to a +6.6% QoQ increase in the Middle Market Banking portfolio and +1.4% QoQ in Corporate Banking loans. It is important to note that Middle Market Banking’s growth is due primarily to: (i) the fishing season, which reported better results this year than last year due to an improvement in biomass levels; and (ii) the migration of some clients from the Corporate Banking segment to Middle Market Banking.

It is important to note loan growth in Wholesale Banking loans in LC (+18.1% QoQ) which contrasts with the slight decline in FC loans in this portfolio (-2.8% QoQ). This reflects our clients’ preference for LC loans due to the depreciation in the Nuevo Sol in 2013 and the fact that loans in LC have better conditions in a scenario in which reserve requirements for this currency have fallen.

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The Retail Banking portfolio reported growth of only +0.5% QoQ that is due in part, as mentioned above, to the fact that the first quarter of every year reflect the lowest growth rates of the year due to repayments of loans that were granted during the end-of-year campaign. Nevertheless, it is necessary to analyze performance by segments within the Retail Banking portfolio given that:

i)	The Mortgage segment grew +2.8% QoQ in a context of on-going de-dollarization. The LC portfolio expanded +6.5% QoQ while the FC portfolio declined -3.5%. Within the Mortgage segment, it is important to note growth of +5.4% QoQ and +22.6% YoY in MiVivienda loans (87% of which are in PEN), which offer better risk-adjusted returns. MiVivienda loans went from representing 15.5% of the total Mortgage portfolio at the end of 4Q13 to accounting for 16% of total loans in this segment at the end of 1Q14.

ii)	The Consumer and Credit Card segments expanded +1.8% QoQ and +2.0% QoQ respectively. De-dollarization continued in both segments given that consumer loans and credit cards in LC grew at a faster rate (+2.0% QoQ and +2.6% QoQ respectively) than FC loans (+0.5% QoQ and -3.6% QoQ).

iii)	The positive evolution of the Mortgage, Consumer and Credit Card segments helped offset the -1.5% QoQ decline in the SME portfolio. This drop was due to a system-wide slowdown in demand, which is in line with the evolution of the GDP for commerce (approximately 60% of SME loans correspond to clients in the commerce sector) and was also associated with the effects of a more rigorous business model that seeks to do business with clients with better credit ratings.

Edyficar’s portfolio posted significant growth of +6.9% QoQ in average daily balances and maintained both its dynamism and profitability.

In the year-on-year evolution, loans grew +18.1%, which was in line with the performance of Wholesale Banking (+19.8% YoY), which posted an increase in LC loans (+87.4% YoY). In Retail Banking (+14.0% YoY), solid growth was evident in all segments with expansion in Mortgage, Consumer and SME loans that was led once again by growth in LC loans as the portfolio continued to de-dollarize. Edyficar registered an excellent YoY growth rate of +32.9%.

The evolution of loans led to a portfolio mix that was slightly more favorable for Wholesale Banking this Q compared to 4Q13, when Retail Banking accounted for 46% of total loans (versus 46.7% in 4Q13) and Wholesale Banking 54% (versus 53.3% % at the end of December 2013).

Average Daily Balances

	DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)
	(Expressed in PEN million)					(Expressed in US$ million)
	1Q14	4Q13	1Q13	QoQ	YoY	1Q14	4Q13	1Q13	QoQ	YoY
Wholesale Banking	9,127.8	7,730.1	4,869.7	18.1%	87.4%	7,429.3	7,647.1	7,803.3	-2.8%	-4.8%
Corporate	6,005.9	5,131.7	2,902.4	17.0%	106.9%	4,585.3	4,841.5	5,072.7	-5.3%	-9.6%
Middle Market	3,122.0	2,598.4	1,967.4	20.2%	58.7%	2,843.9	2,805.7	2,730.6	1.4%	4.2%
Retail Banking	20,052.0	19,607.6	16,874.3	2.3%	18.8%	2,763.7	2,898.2	2,908.8	-4.6%	-5.0%
SME	6,236.6	6,319.4	5,570.2	-1.3%	12.0%	266.6	276.8	283.5	-3.7%	-6.0%
Business	716.5	716.7	552.2	0.0%	29.8%	618.6	691.8	646.0	-10.6%	-4.2%
Mortgages	6,197.6	5,819.5	4,647.7	6.5%	33.3%	1,357.5	1,406.3	1,494.6	-3.5%	-9.2%
Consumer	4,326.5	4,243.3	3,730.9	2.0%	16.0%	406.7	404.8	375.0	0.5%	8.5%
Credit Cards	2,574.8	2,508.8	2,373.4	2.6%	8.5%	114.3	118.5	109.8	-3.6%	4.1%
Edyficar	2,651.6	2,476.9	1,987.4	7.1%	33.4%	9.0	9.7	10.3	-7.5%	-13.1%
Others (2)	160.3	148.9	130.7	7.7%	22.6%	1,133.9	1,115.2	967.0	1.7%	17.3%

Consolidated total loans	31,991.8	29,963.5	23,862.1	6.8%	34.1%	11,335.9	11,670.3	11,689.4	-2.9%	-3.0%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

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Market Share in loans

At the end of February 2014, BCP consolidated continued to lead the market with a 33.9% share, which is ten percentage points above its closest competitor.

Retail Banking continued to lead in the majority of segments with the exception of Credit Cards, where it fell into second place. Corporate Banking and Middle Market banking posted a slight decline in their market shares, going from 43.7% and 33.1% respectively in December 2013 to 43.4% and 32.9% respectively in March 2014.

Dollarization

LC loans’ share of total loans increased QoQ and YoY, going from 45% in 1Q13 and 49% in 4Q13 to 53.7% in 1Q14. The aforementioned was due primarily to the acquisition of the Mibanco portfolio (93% of which is denominated in PEN) as well as to the solid QoQ and YoY expansion mentioned above in Wholesale Banking LC loans.

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II. 2 Liabilities

The funding cost was situated at 1.77%, which falls below the 2.00% reported in 4Q13. This was due to: i) a decrease in the average volume of time deposits and growth in core deposits, which have lower funding costs, ii) coverage swaps that helped reduce interest expenses; and iii) an increase in the balance of total deposits (+9.5% QoQ) that was due primarily to the consolidation of Mibanco’s deposits, which were included at the end of the quarter but did not generate any interest expense.

Liabilities	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	YoY
Non-interest bearing deposits	18,110,179	17,237,076	16,253,659	5.1%	11.4%
Demand deposits	3,830,393	3,559,351	3,197,722	7.6%	19.8%
Saving deposits	19,690,923	17,764,196	16,247,958	10.8%	21.2%
Time deposits	22,791,626	19,329,112	21,117,121	17.9%	7.9%
Severance indemnity deposits (CTS)	6,251,380	6,682,125	5,367,485	-6.5%	16.3%
Interest payable	230,439	199,723	184,050	15.4%	25.2%
Total deposits	70,904,940	64,771,583	62,367,995	9.5%	13.7%
Due to banks and correspondents	12,613,264	12,095,976	11,730,243	4.3%	7.5%
Bonds and subordinated debt	12,294,925	11,564,737	9,450,983	6.3%	30.1%
Other liabilities	2,435,919	1,732,776	5,382,478	40.6%	-54.7%
Total liabilities	98,249,048	90,165,072	88,931,699	9.0%	10.5%

* See note in BCP and Subsidiaries balance sheet.

Deposits

An analysis of the QoQ evolution of total deposits shows that they remain BCP’s main funding source and represent 72.2% of total liabilities (71.8% in 4Q13). Total deposits expanded +9.5% QoQ, which was due primarily to +17.9% QoQ growth in time deposits followed by a +10.8% QoQ increase in savings deposits.

In terms of the evolution of time deposits, it is important to note that the QoQ increase is due primarily to the consolidation of Mibanco’s deposits, which offset the decrease in BCP’s time deposits, which was due primarily to cancelations of LC time deposits by corporate clients, pension funds in particular, that increased their FC deposits.

The increase in savings deposits was generated by Retail Banking clients and was mainly attributable to seasonality stemming from the payment of legal employee profit sharing. CTS deposits fell -6.5% QoQ due to seasonality in the fourth quarter of every year given that CTS payments are deposited in November.

The aforementioned led core deposits (demand, savings and CTS), which are associated with lower funding costs, to increase +5.8% QoQ. Nevertheless, these deposits’ share of total deposits decreased this Q due to the fact that time deposits increased after Mibanco’s deposits were consolidated. In this context, core deposits’ share of total deposits fell from 69.8% in 4Q13 to 67.5% in 1Q14. It is important to note that if we exclude Mibanco deposits (which were consolidated on March 31, 2014), BCP’s core deposits represent 70.3% of total deposits, which is reflected in the lower interest expenses registered this Q.

In annual terms, deposits grew +13.7%, mainly due to a +21.2% increase in savings deposits due to higher savings by financial entities in both LC and FC. This Q, non-interest bearing deposits grew +11.4% while time deposits expanded +7.9%, which coincides with an increase in REPOS and the incorporation of Mibanco deposits.

At the end of 1Q14, the loan/deposits ratio rose to 96.3% (vs. 96.2% and 86.2% in 4Q13 and 1Q13, respectively). If we analyze this indicator by currency type, the ratio is situated at 104.5% in LC (vs. 95.3% and 70.2% in 4Q13 and 1Q13, respectively, and at 88.4% in FC (vs. 97.2% and 107.0% in 4Q13 and 1Q13, respectively).

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Other sources of funding

Growth in other sources of funding (+7.7% QoQ) was due primarily to an increase in bonds and subordinated debt (+6.3% QoQ), which was mainly attributable to the Bank’s move to reopen subordinated bond BCP 2027 for US$200 million (equivalent to PEN 562 million). The value of subordinated bonds increased due to the depreciation of the Nuevo Sol (0.5% QoQ) .

Other liabilities also increased this Q (+40.6% QoQ) along with Due to banks and correspondents (+4.3% QoQ). The higher level of other liabilities was due to an increase in the dividend, shares and compensation to be paid line given that at the end of 1Q14, dividend payments to the Grupo Credito will be made in May 2014.The increase in Due to banks and correspondents was the effect of the consolidation of Mibanco’s results and higher debt level with Commerzbank NK AG, Bank of New York and Bank Montreal.

In annual terms, the decline in other liabilities (-54.7% YoY) was associated with a drop in other accounts receivable, which are primarily in FC, given that in 1Q13 Correval’s results were recorded in Other liabilities given that they were considered assets available for sale. Nevertheless, in 1Q14, this company no longer belonged to BCP. The aforementioned reduced the impact of the increase in bonds and subordinated debt (+30.1% YoY) due to issuances in 2013, including: international corporate bonds BCP 2013 for US$350 million; the reopen of BCP 2027 subordinated bond for US$170 million in April 2013; the exchange of BCP 2016 bonds, issued in 2011, for BCP 2023 bonds issued in 4Q13 in an operation that added US$366.3 million; and the second reopening of BCP 2027 subordinated bond for US$200 million in January 2014.

Funding cost

The Bank’s funding cost was situated at 1.77%1 in 1Q14, 23 bps lower than the figure reported in 4Q13 (2.00%). This result was attributable to:

i)	A decrease in interest expenses due to a drop in BCP’s average volume of time deposits without consolidation, which are also associated with higher interest rates. It is important to note that quarter-end balance of time deposits increased at the BCP consolidated level in 1Q14 given that this number includes the effect of the consolidation of Mibanco’s deposits, which had no impact on interest expenses of the quarter.

1 The funding cost is calculated with the following formula:

Cost of Funding =	(Total interest expenses – Other interest expenses) * 4
(Total Deposits + Due to banks and correspondents + Bonds and Subordinated Debt)*

* Uses the average initial balance and the closing balance of total liabilities (without including other liabilities) for the period

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ii)	Higher core deposits (sight, savings, and CTS), which are associated with lower interest rates.

iii)	A decrease in interest expenses associated with coverage swaps, which were shifted from fixed to variable rates.

Finally, BCP’s funding cost, without Mibanco, was situated at 1.83% in 1Q14, which is 17bps below 4Q13’s level.

Market Share of Deposits

At the end of February 2014, BCP continued to lead the market with a 31.0% market share in deposits. This allowed the bank to maintain its lead in the market for different types of deposits in both LC and FC.

Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	37.3%	37.5%	18.7%	37.7%
FC	33.0%	38.9%	31.7%	50.5%

LC: Local Currency

FC: Foreign Currency

Dollarization of deposits

LC deposits’ share of total deposits remained stable at 49.5% at the end of 1Q14. This was due to the fact that deposits from Mibanco (75.1% of which are in LC) offset the reduction in BCP’s deposits in LC. Subsequently, QoQ growth in LC deposits was equivalent to that of FC deposits this Q.

The YoY evolution shows a process of dollarization that is evident in the 610 bps increase in FC deposits. This trend is more than likely mainly attributable to the depreciation of the PEN this period.

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Mutual Funds

Mutual funds in Credicorp Capital Peru fell -2.0% QoQ and -10.7% YoY due to volatility in the financial markets. These results were similar to those seen in 2013 and are attributable to concerns about negative results in China that were exacerbated by the fact that for the first time, a large company was expected to declare default without a bailout plan from the government. This generated concerns about the delinquency levels of Chinese banks and the risk that shadow banking represents and had a subsequently negative effect on metal prices in our market. The General Index of the Lima Stock Exchange drew back 9.2% in the first three months of 2014.

Nevertheless, and despite the challenging environment described above, the number of affiliates in Credicorp Capital Fondos Peru increased to total 87,306 at the end of 1Q14 (82,215 at the end of 4Q13 and 84,182 at the end of 1Q13). This growth was attributable to a successful strategy for new accounts that makes it easier for clients to access our products (lower minimum amount requirements).

At Credifondo Bolivia, the fund volume declined -6.8% QoQ. This was due primarily to an increase in the profitability of investment alternatives such as time deposits and treasury notes, which led the number of clients in Credicorp to fall (-7.5% QoQ) along with fund volumes.

Mutual funds	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	YoY
Mutual funds in Perú	6,549,518	6,682,831	7,333,960	-2.0%	-10.7%
Mutual funds in Bolivia	185,419	199,001	189,736	-6.8%	-2.3%
Total mutual funds	6,734,937	6,881,832	7,523,696	-2.1%	-10.5%

II.3 Net Interest Income (NII)

NII grew +5.1% QoQ and +21.3% YoY. This was due primarily to the decrease in interest expenses on deposits due to an increase in the average volume of core deposits (demand, savings and CTS), which are associated with lower funding costs, and a reduction in the volume of time deposits. Nevertheless, interest earning assets (including Mibanco) increased; as such, NIM was situated at 5.33% at the end of 1Q14, which was slightly lower than the 5.37% reported in 4Q13.

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Net interest income	Quarter			% Change
PEN (000)	1Q14	4T13	1Q13 **	QoQ	YoY
Interest income	1,757,227	1,724,983	1,553,552	1.9%	13.1%
Interest on loans	1,620,472	1,621,511	1,397,219	-0.1%	16.0%
Interest and dividends on investments	25,576	(66)	18,276	38651.5%	39.9%
Interest on deposits with banks	11,452	16,729	28,348	-31.5%	-59.6%
Interest on trading securities	96,871	85,212	107,702	13.7%	-10.1%
Other interest income	2,856	1,597	2,007	78.8%	42.3%
Interest expense	466,230	496,244	489,079	-6.0%	-4.7%
Interest on deposits	141,463	160,472	202,701	-11.8%	-30.2%
Interest on borrowed funds	109,060	100,594	91,449	8.4%	19.3%
Interest on bonds and subordinated note	158,028	180,088	150,968	-12.2%	4.7%
Other interest expense	57,679	55,090	43,961	4.7%	31.2%
Net interest income	1,290,997	1,228,739	1,064,473	5.1%	21.3%
Average interest earning assets	96,800,753	91,459,741	84,640,011	5.8%	14.4%
Net interest margin * BCP Consolidado	5.33%	5.37%	5.03%
Net interesr margin * without MiBanco	5.50%	-	-

*Annualized.

** See note in BCP and Subsidiaries income statement.

Interest income

Interest income increased +1.9% QoQ, which was due primarily to higher dividend income on investments. In this context, gains in 1Q14 totaled PEN25.6 million in 1Q14. These gains were primarily associated with dividends from BCI Chile and are in line with the seasonality of this component in the first quarter of every year. A 13.7% increase was posted for interest on securities, which was due primarily to more investment in Peruvian government bonds in 1Q14.

Interest on loans remained at levels similar to those seen in 4Q13 (-0.1% QoQ) despite loan growth (+2.1% QoQ in terms of average daily balances) due to the decrease in the average interest rates of loans in some segments, which was system-wide and the drop in average daily balances, which was mainly in higher margin segments. In this context:

i)	Interest income for Wholesale Banking increased due to loan growth in terms of average daily balances (+3.3% QoQ), which offset the drop in average interest rates in local currency; and

ii)	In the case of Retail Banking, and specifically in the SME segment, where averages interest rates on loans remained stable in line with the improvements made in our pricing models in 2013; the decline in Retail Banking’s portfolio due to a strategy to avoid penetrating riskier segments, which coincided with a downturn in commercial activity that led to a drop in demand throughout the system, led to a decrease in interest income. In the Mortgage segment, interest income was up QoQ, which was in line with the Bank’s focus on products such as MiVivienda, which have higher interest rates due to their risk profile.

In annual terms, interest income grew +13.1%, which was basically attributable to higher interest income on loans (+16.0% YoY), which was in line with the evolution of the loan portfolio and particularly with growth in Wholesale Banking (+19.8% YoY in average daily balances) and an increase in the average interest rates in LC loans for Retail Banking segments.

Interest expenses

The decrease in interest expenses (-6.0% QoQ) is mainly attributable to a drop in interest expenses on bonds and subordinated notes (-12.2% QoQ), which are associated with coverage swaps on BCP bonds to exchange fixed rates for variable rates and consequently reduce interest expenses for this component.

This Q interest expenses for deposits also declined (-11.8% QoQ), in line with a decrease in the average volume of BCP’s time deposits (without including Mibanco given that these deposits did not generate interest expenses, as indicated above), which are associated with higher funding costs. Additionally, the month of February had were fewer days, which meant that interest expenses were lower. All of the aforementioned contributed to an improvement in the cost of funding, which fell 1.77% in 1Q14.

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In annual terms, interest expenses fell -4.7% due to lower expenses for interest on deposits(-30.2%), which was in line with the 170 bps YoY increase in core deposits (demand, savings and CTS), which are associated with lower funding costs.

NIM2

The global NIM reported a slight drop of 4bps QoQ, going from 5.37% to 5.33% in 1Q14. NIM on loans fell 41 bps QoQ, going from 8.40% to 7.99% at the end of 1Q14.Both indicators incorporated the impact of the consolidation of Mibanco on interest earning assets and, in particular, on loans, which produces a distortion by inflating interest earning assets, but without any impact on interest income.

If we exclude the effect of Mibanco, the NIM on loans fell less and was situated at 8.28% at the end of 1Q14 (vs. 8.40% at the end of 4Q13). This was due primarily to loan growth in Wholesale Banking in particular (where the margin is lower) and the fact that interest income on loans remained at levels similar to those posted last quarter due to the aforementioned effects. In terms of Global NIM, if we exclude Mibanco’s results, the figure rises by 13 bps to reach 5.50% in 1Q14 due to higher growth in net interest income in comparison to the increase in average interest earning assets.

II.4 Past-Due-Loan and Net Provisions on Loan Losses

The PDL ratio increased 37 bps to situate at 2.67%. This was due primarily to the incorporation of Mibanco’s loans, which account for 22 bps of the total increase, as well as higher delinquency in the SME, Credit Card, Consumerand Wholesale Banking segments. The PDL coverage ratio increased from 157.6% to 161.6%.

2NIM of loans is calculated as following:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earnings assets for the reporting period.

2 NIM of loans is calculated as following:

NIM on loans =	(interest on loans – total financial expenses X share of total loans within total earning assets) X 4
Average of total loans (the beginning and closing balances of the period)

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earnings assets for the reporting period.

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Provision for loan losses	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	YoY
Provisions	(405,950)	(390,276)	(272,437)	4.0%	49.0%
Loan loss recoveries	40,930	40,643	27,736	0.7%	47.6%
Net provisions, for loan losses *	(365,020)	(349,633)	(244,701)	4.4%	49.2%
Annualized net provisions / Total loans *	2.1%	2.2%	1.8%	-	-
Net Provisions / Net Interest Income	28.3%	28.5%	23.0%	-	-
Total loans *	68,322,000	62,352,702	54,124,564	9.6%	26.2%
Reserve for loan losses (RLL) *	2,945,030	2,261,892	1,909,811	30.2%	54.2%
Charge-Off amount **	269,330	319,727	149,486	-15.8%	80.2%
Past due loans (PDL) *	1,822,677	1,435,704	1,105,013	27.0%	64.9%
Non-performing loans (NPLs) *	2,301,512	1,807,318	1,455,822	27.3%	58.1%
PDL ratio at 90 days **	1.63%	1.53%	1.35%
PDL ratio *	2.67%	2.30%	2.04%
NPL ratio *	3.37%	2.90%	2.69%
Coverage of PDLs *	161.58%	157.55%	172.83%
Coverage of NPLs *	127.96%	125.15%	131.18%

* Includes Mibanco only for 1Q14.

** BCP without subsidiaries, does not include Mibanco.

Provisions

Net provisions for loan losses increased +4.4% QoQ, to total PEN 365 million at the end of 1Q14, due to a deteriorationin the high risk portfolio. Nevertheless, this increase in provisions represents 28.3% of net interest income (vs 28.5% in 4Q13) and 2.14% of total loans (vs. 2.24% last quarter). This reflects good management of margins and portfolio risk to protect the business’s profitability levels.

As mentioned above, the increase in net provisions QoQ was due primarily to the evolution of past due loans in the SME segment, which was associated with the process to assimilate pre-adjustment vintages in this segment and reflects higher expenditure for provisions for credit cards and consumption as we will explain later in this report.

The stock of provisions increased +30.2% QoQ and +54.2% YoY. This significant increase in stock is due primarily to the consolidation of Mibanco’s results in the balance sheet. Without the aforementioned effect the stock of provisions would have increased +5.3% QoQ and +24.7% YoY, which is in line with higher expenditure on net provisions for loan losses and a -15.8% QoQ drop in charge offs. In this context, the coverage ratio for past due loans increased QoQ, going from 157.6% in 4Q13 to 161.6% in 1Q14 due to higher growth in the stock of provisions (+30.2% QoQ), versus the increase in the past due loan portfolio (+27.0% QoQ). The same relation is seen when we analyze the evolution of the coverage ratio for non-performing loans, which increased from 125.2% in 4Q13 to 127.9% at the end of 1Q14. This was in line with the increase in the stock of provisions. Both indicators consider growth in the past due and non-performing loan portfolio, which is due in large part to the consolidation of Mibanco’s loans as we will discuss later in this report.

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Portfolio Quality

The PDL ratio increased 37 bps to situate at 2.67%, which was due primarily to the inclusion of Mibanco’s loans, which account for 22 bps of the total increase discussed above. The remaining 15 bps of the increase in the PFL ratio are due primarily to higher delinquency in the SME segment and, to a lesser extent, in the Credit Card, Consumer and Wholesale Banking segments. Additionally, the +90 day PDL ratio was situated at 1.29% (without including Mibanco), which falls below the figure reported at the end of 4Q13 (1.53%).

Non-performing loans (including refinanced loans) increased +27.3% QoQ, which is reflected in the NPL ratio of 3.37% reported at the end of 1Q14. Nevertheless, it is necessary to cite, once again, the effect of Mibanco, given that if we exclude Mibanco’s loans, the non-performing portfolio increased +7.4% QoQ and +33.4% YoY. Without Mibanco, the NPL ratio would have been situated at 2.84% at the end of 1Q14, which falls below the 2.90% reported in 4Q13. It is important to note that the average NPL ratio in the financial system at the end of March 2014 was 3.21% (SBS data).

The table below shows the evolution of the PDL ratio by segment and product:

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An analysis of the evolution of the PDL ratio by banking segment and product shows that:

i)	Delinquency in the SME segment increased from 8.24% at the end of 4Q13 to 9.40% at the end of 1Q14. This evolution continues to reflect the maturity period of pre-adjustment vintages (24 months on average) and the fact that growth in new loans, which dilute the impact of past due loans, has been low. It is important to note that the first set of adjustments was applied to risk policies at the end of 2012; the second round of adjustments was in mid-2013 and affected risk-adjusted pricing; and the third set of measures, which adjusted models for originationscoring, went in to effect in November 2013. Although post-adjustment vintages (which involve mostly vintages from December 2013 and on) have posted better performance, their impact on the PDL ratio will not be evident until the end of 2014.

ii)	The Credit Card segment posted a PDL ratio of 5.99% at the end of 1Q14, which tops the 5.84% posted in 4Q13. This increase continues to reflect the impact of the change in the way that minimum payments for credit cards are calculated (according to SBS requirements); nevertheless, and as expected, this figure is significantly lower than the increase of 76 bps reported in 4Q13.

iii)	The mortgage loan portfolio’s PDL ratio increased as expected this Q, going from 1.39% in 4Q13 to 1.49% in 1Q14. This was associated with the change instituted in the portfolio mix to favor lower income segments with products such as Mivivienda and Ahorro Local. The use of adequate risk-adjusted pricing has increased the profitability of this business even further.

iv)	The Consumer segment posted a slight increase in its PDL ratio, which was situated at 2.26% at the end of 1Q14 (vs. 2.22% in 4Q13). Nevertheless, it is important to note that the risk-adjusted return on this product has increased slightly due to efforts to align pricing with the business’s risk profile.

v)	The PDL ratio of Wholesale Banking remained at a low level, although it registered a slight increase of 7 bps, which was explained by a small number of isolated cases of which 50% were regularized by the end of April.

vi)	Finally, although Edyficar posted a PDL ratio of 3.96% in 1Q14, which is 5 bps above the 3.91% reported in 4Q13, this level is below the historical and stable average generally observed for this business (4.1% on average). This reflects the excellent performance of the business model, whose risk-adjusted profitability continues to be more than satisfactory.

II.5 Non-financial income

Non-financial income report registered a slight decline of -3.1% T QoQ. This was, however, due primarily to income for reversals of provisions reported in 4Q13. The YoY analysis shows growth of +2.6% in total non-financial income that was mainly attributable to an increase in income from commissions for banking services (+12.9%).

Non financial income	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13 *	QoQ	YoY
Fee income	471,986	476,740	418,119	-1.0%	12.9%
Net gain on foreign exchange transactions	125,967	124,053	123,859	1.5%	1.7%
Net gain on sales of securities	2,173	7,537	22,487	-71.2%	-90.3%
Other income	10,782	22,352	30,787	-51.8%	-65.0%
Total non financial income	610,908	630,682	595,252	-3.1%	2.6%

* See note in BCP and Subsidiaries income statement.

Commissions for banking services, which are core income for the business, reported a slight decline of -1.0% QoQ. This was due primarily to a decrease in income for Credit Card commissions due to: (i) new accounting, which registers credit card fee income net of provisions for loan losses (this explains 70% of the QoQ increase); and (ii) the seasonality that credit card fee income includes in first quarters (this explains the remaining 30% of the QoQ increase). Additionally, there was a decline, although lower, in fee income from collections and from, payments and collections (-7.1% QoQ) and savings accounts, current accounts and debit cards (-2.8% QoQ). The YoY analysis indicates that fee income from banking services grew +12.9% YoY, primarily due to higher fee income from Off Balance sheet (+53% YoY) and Miscellaneous Accounts (+12.9% YoY).

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Net gains on foreign exchange operations reported an increase of 1.5% QoQ and +1.7%YoY. This result is associated with exchange rate volatility, particularly in the first two months of the year.

Gains on sales of securities fell -71.2% QoQ, going from gains of US$ 7.5 million in 4Q13 to a gain of US$ 2.2 million at the end of 1Q14. This was primarily due to a loss relative to fluctuations in: i) shares in the Standard &Poors Depositary; and ii) US Government Bonds. It is important to note that in 4Q13, gains were recorded for sales of BCRP certificate of deposits. The YoY analysis reveals a drop of -90.3%, which was primarily due to a loss on the sale of Peruvian Government Global Bonds, other sovereign bonds, and a loss due to fluctuations in shares in Andino Investment Holding.

Other income also decreased this Q (-51.8% QoQ) given that in 4Q14, reversals were reported: i) provisions for the PuntosBCP program (credit card); and ii) a refund of resources not used by IBM. The YoY analysis indicates that Other Income fell -65.0% due to a reverse entry in March 2013 for surplus resources for Additional Profit Sharing 2012.

Below we will present the breakdown of non-financial income and fee income from banking services:

Fee Income	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	YoY
Miscellaneous Accounts (1)	134.002	137.930	118.647	-2.8%	12.9%
Off-balance sheet	44.388	32.523	29.016	36.5%	53.0%
Payments and Collections	70.440	75.814	61.587	-7.1%	14.4%
Drafts and Transfers	25.629	26.208	24.432	-2.2%	4.9%
Credit Cards	61.846	71.490	53.134	-13.5%	16.4%
Others fees	135.680	132.775	131.304	2.2%	3.3%
Personal loans (2)	19.305	20.340	15.003	-5.1%	28.7%
SME loans (2)	16.018	17.624	10.484	-9.1%	52.8%
Insurance (2)	13.618	13.522	11.239	0.7%	21.2%
Mortgage loans (2)	11.157	10.567	9.876	5.6%	13.0%
Commercial loans (3)	14.965	4.594	6.748	225.8%	121.8%
Foreign trade (3)	9.855	11.130	9.544	-11.5%	3.3%
Credicorp Capital	19.373	21.282	16.955	-9.0%	14.3%
Others (4)	31.388	33.716	51.454	-6.9%	-39.0%
Total Fee Income	471.986	476.740	418.119	-1.0%	12.9%

(1) Saving accounts, current accounts and debit card.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

Source: BCP

Distribution channels and Transactions

The average number of transactions fell -3.9% QoQ. This was due mainly to the seasonality that affects this component every 4Q, which is reflected in the decline in the number of transactions channeled through: Tellers (-7.0% QoQ), ATMs (-4.1% QoQ), and Internet Banking (-6.3% QoQ). Nevertheless, it is important to note that the Cellular Banking channel (+25.5% QoQ) has been well accepted by the market given the implementation of new applications such as “BCP Banca Celular” and “Tusbeneficios BCP.”

The YoY analysis shows that the average transactions volume grew +6.0%, which was associated with an increase in economic and financial activities. This growth was due primarily to operations that were channeled through: Internet Banking (+12.0% YoY), P.O.S (+17.1% YoY), Cellular Banking (+67.1% YoY) and ATMs (+6.3% YoY). This, coupled with a decline in the number of transactions through Tellers (-11.7% YoY), reflect the Bank’s efforts to migrate to more cost-efficient channels.

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	Monthly average in each quarter						% Change
N° of Transactions per channel	1Q14%		4Q13%		1Q13%		QoQ	YoY
Teller	9,040,235	11.2%	9,717,497	11.5%	10,238,037	13.4%	-7.0%	-11.7%
ATMs Via BCP	15,007,665	18.5%	15,657,388	18.6%	14,121,501	18.5%	-4.1%	6.3%
Balance Inquiries *	3,851,542	4.8%	4,277,841	5.1%	3,846,233	5.0%	-10.0%	0.1%
Telephone Banking *	1,268,319	1.6%	1,281,943	1.5%	1,349,256	1.8%	-1.1%	-6.0%
Internet Banking Via BCP	18,702,508	23.1%	19,951,137	23.7%	16,693,958	21.8%	-6.3%	12.0%
Agente BCP	14,794,231	18.3%	15,197,940	18.0%	14,523,962	19.0%	-2.7%	1.9%
Telecrédito	7,235,157	8.9%	7,685,131	9.1%	6,630,577	8.7%	-5.9%	9.1%
Mobile banking	2,063,078	2.5%	1,644,454	2.0%	1,234,712	1.6%	25.5%	67.1%
Direct Debit	778,805	1.0%	759,452	0.9%	600,039	0.8%	2.5%	29.8%
Points of Sale P.O.S.	8,025,499	9.9%	7,824,775	9.3%	6,853,975	9.0%	2.6%	17.1%
Other ATMs network	255,939	0.3%	321,323	0.4%	319,784	0.4%	-20.3%	-20.0%
Total transactions	81,022,979	100.0%	84,318,882	100.0%	76,412,035	100.0%	-3.9%	6.0%

Source: BCP

* 4Q13 and 1Q13 figures differs from those previously reported on the 4Q13 and 1Q13 report.

BCP’s distribution channels were channeled through 8221 points of contact at the end of 1Q14, which falls -1.1% below the figure reported at the end of 4Q13 and is +3.7% higher than 1Q13’s result.

The aforementioned was due primarily to a decrease in Agentes BCP (-2.9% QoQ), which was in turn attributable to the bank’s efforts to make this alternative channel more profitable within the framework of the efficiency program that began in early 2013. Specifically, 309 unprofitable agents were closed and 142 new agents were set up. This brings the new number of agents to 5,653. In YoY terms, the number of agents increased by 26.

ATMs increased +3.0% QoQ and +11.8% YoY, which is in line with our expansion plan in the country and our decision to migrate to alternative, cost-efficient channels. It is important to note that around 36% of our ATMs are in the provinces, which is in line with our strategy to increase banking penetration.

	Balance as of			% Change
	1Q14	4Q13	1Q13	QoQ	YoY
Branches	415	401	379	3.5%	9.5%
ATMs	2153	2091	1925	3.0%	11.8%
Agentes BCP	5653	5820	5627	-2.9%	0.5%
Total	8221	8312	7931	-1.1%	3.7%

Source: BCP

II.6 Operating Expenses and Efficiency

At the end of 1Q14, the efficiency ratio was situated at 44.7%. This falls below the 46.9% reported in 4Q13 and is due to a -1.6% QoQ drop in operating expenses (without including other expenses), which is in turn associated with seasonality at year-end and reflects the initial efforts of the efficiency program launched at the end of 2013 (whose impact is more evident in the YoY analysis).

Operating expenses	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13 *	QoQ	YoY
Salaries and employees benefits	472,524	394,624	448,734	19.7%	5.3%
Administrative and general expenses	298,278	390,326	299,045	-23.6%	-0.3%
Depreciation and amortization	72,936	72,783	65,704	0.2%	11.0%
Total operating expenses without Other expenses	843,738	857,733	813,483	-1.6%	3.7%
Other expenses	25,526	58,457	29,031	-56.3%	-12.1%
Total operating expenses	869,264	916,190	842,514	-5.1%	3.2%
Efficiency ratio	44.7%	46.9%	50.6%

* See note (*) in BCP and Subsidiaries income statement.

Total operating expenses fell -5.1% QoQ. This was due primarily to a decline in other expenses, which was associated with one-off payments in December, as we will explain later in this report. Nevertheless, the total of operating expenses included in the calculation of the efficiency ratio, which does not consider other expenses, also fell -1.6% QoQ due to a -23.6% QoQ decline in administrative and general expenses. This is associated with seasonality at year-end and reflects the initial efforts of the Bank’s efficiency program and more specifically, the on-going improvements in day-to-day activities to achieve efficient growth.

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The table below contains details on the composition of administrative and general expenses:

Administrative and General Expenses	Quarter						% Change
PEN (000)	1Q14%		4Q13%		1Q13%		QoQ	YoY
Marketing	35,304	11.8%	50,639	13.0%	36,186	12.1%	-30.3%	-2.4%
Systems	26,033	8.7%	32,994	8.5%	23,053	7.7%	-21.1%	12.9%
Systems Outsourcing	29,540	9.9%	30,106	7.7%	25,806	8.6%	-1.9%	14.5%
Transport	19,963	6.7%	30,792	7.9%	21,069	7.0%	-35.2%	-5.3%
Maintenance	9,330	3.1%	16,617	4.3%	9,805	3.3%	-43.9%	-4.8%
Communications	17,379	5.8%	23,400	6.0%	16,520	5.5%	-25.7%	5.2%
Consulting	5,717	1.9%	17,578	4.5%	12,351	4.1%	-67.5%	-53.7%
Others	89,282	29.9%	118,018	30.2%	81,795	27.4%	-24.3%	9.2%
Taxes and contributions	32,867	11.0%	35,717	9.2%	32,745	10.9%	-8.0%	0.4%
Other subsidiaries and eliminations, net	32,864	11.0%	34,466	8.8%	39,716	13.3%	-4.6%	-17.3%
Total Administrative and General Expenses	298,278	100.0%	390,326	100.0%	299,045	100.0%	-23.6%	-0.3%

Source: BCP

In terms of administrative and general expenses, noteworthy cost reductions were seen in: (i) Marketing (-30.3%), due to lower costs for advertising for retail campaigns (Cuentapremio), TV advertising, and lower expenses for the Programa LAN Pass; (ii) Other minor expenses (-24.3%), which was primarily due to a decrease in expenses in corporate affairs (advertising and image, the Christmas campaign, financial fair, among others) and fees paid to third parties; (iii) Consultants (-67.5%) given that expenses for this type of service were higher at the end of 2013 to develop and hire advisory services for products and technology upgrades; and (iv) Transportation (-35.2%) given that the expenses for this service in December were higher due to the need to transport funds, hire messenger services and transportation services to maintain and supply ATMs.

The aforementioned helped offset the +19.7% increase for salaries and employee benefits, which was due to: (i) an increase in personnel (23,510 in 1Q14 and 22,657 in 4Q13), which is in line with business expansion; and (ii) the quarterly provision for annual bonus for employees for the year 2014, which was not made in 4Q13 because it was not required considering the business results in 2013. As a result of all the aforementioned, the efficiency ratio fell 220 bps QoQ (44.7% in 1Q14 vs. 46.9% en 4Q13).

Other Expenses, which are not included in the calculation of the efficiency ratio, fell -56.3% due to one-off payments in December to SUNAT for previous periods and tax contingencies in Bolivia. It is important to note that even if we exclude these expenses, the Other Expenses line would still have fallen -24.3% QoQ while total operating expenses would have dropped -2.5% QoQ. In both cases, the decrease in expenses, although less than the reported figure, is real and reflects the efforts made in this direction.

In annual terms, the results of the efficiency program shine through. Operating expenses increased only +3.2% YoY. This result was primarily due to an increase in salaries and employee compensation (+5.3% YoY), which is explained by the increase in the number of employees (23,510 in 1Q14 vs. 22,804 in 1Q13) that accompanied business expansion as well as higher variable remuneration due to the good performance of the business, which is in line with annual objectives.

Finally, the evolution of administrative and general expenses was similar to that seen in 1Q13 (-0.3% YoY). This was due to a reduction in expenditures for other subsidiaries (-17.3% YoY) and consultancy (-53.7% YoY), which attenuated the impact of an increase in expenditures for system outsourcing (+14.5%) and programming and systems (+12.9%), which are associated with IBM services.

II.7 Net Shareholders’ Equity and Regulatory Capital

BCP’s ROAE was situated at 22.8% in 1Q14, a level higher than the 19.8% of 4Q13. This result has begun to reflect the business’s real performance after having suffered negative impacts stemming from translation gains, market issues, and distortions related to our functional currency. Nevertheless, it is important to note that the ROAE in the first quarter is historically one of the lowest of the year. The BIS ratio increased, going from 14.46% in 4Q13 to 15.07% in 1Q14.

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Shareholders' equity	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13 *	QoQ	YoY
Capital stock	4,429,372	3,459,237	3,204,228	28.0%	38.2%
Reserves	2,542,915	2,203,368	2,040,973	15.4%	24.6%
Unrealized gains and losses	398,417	401,425	433,648	-0.7%	-8.1%
Retained earnings	631,001	982,893	925,534	-35.8%	-31.8%
Income for the year	478,118	1,259,996	366,880	-62.1%	30.3%
Net shareholders' equity	8,479,823	8,306,919	6,971,263	2.1%	21.6%
Return on average equity (ROAE)	22.8%	19.8%	20.9%

*See note (*) in BCP and Subsidiaries balance sheet for more detail.

In 1Q14, the net shareholders’ equity expanded +2.1% QoQ. This is in line with the agreements reached at the Annual GeneralMeeting of Shareholders held in March 2014 that allowed to apply retained earnings to increase capital stock (+28% QoQ) and legal and restricted special reserves (+15.4%); as well as, to pay shareholders’ dividends (for PEN 0.09 a share).

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
PEN 000	1Q14	4Q13	1Q13	QoQ	YoY
Capital Stock	4,722,752	3,752,617	3,752,617	25.9%	25.9%
Legal and Other capital reserves	2,761,777	2,422,230	2,422,230	14.0%	14.0%
Accumulated earnings with capitalization agreement	-	504,000	-	-	-
Loan loss reserves (1)	866,640	834,388	716,993	3.9%	20.9%
Perpetual subordinated debt	702,000	698,750	647,250	0.5%	8.5%
Subordinated Debt	3,956,638	3,417,962	2,787,922	15.8%	41.9%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,410,688)	(752,765)	(909,335)	87.4%	55.1%
Investment in subsidiaries and others	1,948,908	1,384,340	1,492,521	40.8%	30.6%
Unrealized profit and net income in subsidiaries	538,219	631,575	583,186	-14.8%	-7.7%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	11,477,035	10,755,098	9,295,594	6.7%	23.5%

Tier 1 (2)	7,628,212	7,194,919	6,536,939	6.0%	16.7%
Tier 2 (3) + Tier 3 (4)	3,848,823	3,560,179	2,758,655	8.1%	39.5%

Total risk-weighted assets	76,152,247	74,379,368	63,454,498	2.4%	20.0%
Market risk-weighted assets (5)	1,796,780	2,767,876	2,959,876	-35.1%	-39.3%
Credit risk-weighted assets	69,331,182	66,751,001	57,229,934	3.9%	21.1%
Operational risk-weighted assets	5,024,285	4,860,491	3,264,688	3.4%	53.9%

Market risk capital requirement (5)	179,678	276,788	290,068	-35.1%	-38.1%
Credit risk capital requirement	6,933,118	6,675,100	5,608,534	3.9%	23.6%
Operational risk capital requirement	502,429	486,049	319,939	3.4%	57.0%
Additional capital requirements	1,227,958	1,299,872	810,715	-5.5%	51.5%

Capital ratios
Tier 1 ratio (6)	10.02%	9.67%	10.30%
Common Equity Tier 1 ratio (7)	6.92%	7.52%	6.67%
BIS ratio (8)	15.07%	14.46%	14.65%
Risk-weighted assets / Regulatory Capital (9)	6.64	6.92	6.83

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(9) Since July 2011, Risk-weighted assets = Credit risk-weighted assets * 0.98 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 0.5.

At the end of 1Q14, the capital adequacy BIS ratio(for BCP stand-alone) was situated at 15.07%. This figure is higher than that reported in 4Q13 (14.46%) and is due to the fact that the increase in regulatory capital (+6.7% QoQ) was higher than the increase in risk-weighted assets (+2.4% QoQ).

The increase in regulatory capital is due primarily to the capital and reserve increases agreed at the Annual General Meeting of Shareholders, explained before. The Bank’s capital stock increased by PEN 970.1 million and legal reserves grewPEN 339.5 million. This expansion was offset by higher investment in subsidiaries (+87.4%), which was associated with the acquisition of Mibanco.

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Risk-weighted assets increased +2.4% QoQ. This was due primarily to an expansion in risk weighted assets for credit risk, which grew +3.9%. This was in line with BCP’s loan growth of +1.9% at the Individual level (measured in average daily balances of loans).

Finally, it is important to note that the TIER 1 and TIER 1 Common Equity ratios remained within internal limits, going from 9.67% in 4Q13 to 10.02% in 1Q14 in the case of TIER 1n and from 7.52% in 4Q13 to 6.92% in 1Q14 for TIER 1 Common Equity. It is important to note that the latter always drops in the first quarter after the application of earnings and in particular due to effect of dividend payments.

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III. Banco de Crédito de Bolivia

Banco de Crédito de Bolivia	Quarter			% Change
PEN millions	1Q14	4Q13	1Q13	QoQ	YoY
Net interest income	50.7	50.9	41.8	-0.4%	21.4%
Net provisions for loan losses	-3.1	-15.4	-2.5	-79.6%	27.8%
Non financial income	23.4	23.8	23.3	-1.3%	0.8%
Operating expenses	-46.3	-52.2	-43.6	-11.4%	6.1%
Operating Income	24.7	7.0	19.0	253.3%	30.2%
Translation result	0.1	-0.1	-0.1	-249.3%	100.0%
Income tax	-9.0	4.1	-6.6	-319.2%	36.7%
Net Income	15.8	11.0	12.4	43.5%	28.2%
Total loans	2,984.3	2,999.0	2,344.2	-0.5%	27.3%
Past due loans	43.4	39.9	33.4	8.7%	30.1%
Net provisions for possible loan losses	-112.7	-112.3	-82.8	0.4%	36.1%
Total investments	1086.4	916.6	1,050.9	18.5%	3.4%
Total assets	4,825.9	4,696.1	3,915.9	2.8%	23.2%
Total deposits	4,232.7	4,121.9	3,452.2	2.7%	22.6%
Net shareholders' equity	409.1	401.9	356.1	1.8%	14.9%
PDL ratio	1.46%	1.34%	1.43%
Coverage of PDLs	277.7%	299.7%	260.6%
ROAE *	15.6%	11.0%	14.1%
Branches	46	46	43
Agentes	50	50	30
ATMs	244	246	215
Employees BCP Bolivia	1647	1666	1589
Employees Inversiones Credicorp Bolivia (Holding)	16	17	15

BCP Bolivia reported net income of PEN 15.8 million in 1Q14, which represents a 43.5% increase QoQ. This was due primarily to: i) a 79.6% QoQ decline in net provisions for loan losses given that the Bank had set aside a generic provision for additional risk in 4Q13 to comply with requirements set forth by the Regulatory Authority for the Financial System (ASFI by its Spanish initials); and ii) the 11.4% QoQ drop in operating expenses. The aforementioned offset the 319.2% QoQ increase in income tax, which was due to the need to side aside and Additional Aliquot for Income Tax (AA-IUE) to cover higher earnings in 1Q14.

In annual terms, BCP Bolivia’s net earnings posted a positive variation (28.2% YoY). This was primarily due to an increase in net interest income (21.4% YoY), which was in turn associated mainly with loan growth. Nevertheless, this was offset by higher income tax (36.7% YoY) due to earnings growth and an increase in operating expenses. The latter was primarily attributable to a statutory salary increase and provisions for payments to cover the second employee bonus required by the government of the Plurinational State of Bolivia (decreed in November 2013).

The past due ratio was situated at 1.46% in 1Q14 (1.34% in 4Q13 and 1.43% in 1Q13) and the coverage ratio was 277.7% (299.7% in 4Q13 and 260.6% in 1Q13). Despite a slight increase in its delinquency ratio, BCP Bolivia continues to be one of the most stable and reliable entities in the Bolivian banking system, which posted a past due ratio of 1.62% and a coverage ratio of 268.8% at the end of 1Q14. BCP Bolivia’s ROAE in 1Q14 was 15.6%.

Assets and Liabilities

BCP’s loan balance at the end of March 2014 was PEN 2,984.3 million, which is 0.5% lower than the PEN 2,999.0 million reported at the end of December 2013. The decrease in loans this quarter was due to a 7.6% drop in Wholesale Banking loans (35.3% of BCP Bolivia’s portfolio). Retail Banking (64.7% of BCP Bolivia’s portfolio) posted growth of 3.0%, which was led by expansion in SME loans (6.8% QoQ) and Mortgage Loans (2.3% QoQ).

Loan growth of 27.3% YoY was due primarily to significant expansion in Retail Banking loans (26.3% YoY), which was led by SME loans (42.7% YoY), Mortgage Loans (22.7% YoY) and Personal Loans (5.7% YoY).

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BCP Bolivia’s investment balance at the end of March 2013 totaled PEN 1,086.4 million, which represents growth of 18.5% QoQ and 3.4% YoY. The QoQ trend is attributable to an increase in BCP Bolivia’s investments in the Central Bank of Bolivia and in investments with limited availability.

In terms of liabilities, BCP Bolivia’s deposits expanded 2.7% QoQ, which was due primarily to 6.4% growth in time deposits and 4.6% in demand deposits. A YoY analysis reflects a 22.6% increase, which was attributable to an increase in demand deposits (32.1%) and time deposits (14.1%).

Net shareholders’ equity grew 1.8% QoQ and 14.9% YoY. The YoY variation reflects Credicorp’s confidence in Bolivia, which led the corporation to reinvest 55% of the Bank’s earnings in 2013 to strengthen its equity position and contribute to loan growth.

Finally, BCP Bolivia maintained a solid and stable market share of 11.0% in current loans (fourth place in the banking system) and 11.2% in total deposits (fifth place in the banking system).

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IV. Financiera Edyficar

Edyficar ***	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	YoY
Net financial income	155,160	153,569	126,828	1.0%	22.3%
Total provisions for loan loasses	(28,287)	(30,739)	(22,535)	-8.0%	25.5%
Non financial income	1,724	2,322	1,286	-25.7%	34.1%
Operating expenses	(88,679)	(83,053)	(70,579)	6.8%	25.6%
Operating Income	39,918	42,099	35,001	-5.2%	14.1%
Translation results	(357)	(1,499)	(1,457)	-76.2%	75.5%
Income taxes	(11,146)	(11,670)	(7,746)	-4.5%	43.9%
Net income	28,416	28,930	25,798	-1.8%	10.1%
Contribution to BCP	28,356	28,869	25,744	-1.8%	10.1%
Total loans *	2,832,213	2,661,362	2,101,555	6.4%	34.8%
Past due loans	110,622	102,703	82,443	7.7%	34.2%
Net provisions for possible loan losses	(195,583)	(183,704)	(144,819)	6.5%	35.1%
Total assets	4,375,871	3,369,247	3,013,939	29.9%	45.2%
Deposits and obligations	1,604,359	1,232,953	1,437,035	30.1%	11.6%
Net shareholders´ equity **	868,279	356,715	259,573	143.4%	234.5%
PDL / Total loans	3.96%	3.91%	3.99%
Coverage ratio of PDLs	176.8%	178.9%	175.7%
Return on average equity	15.1%	23.9%	21.5%
Branches ****	195	190	170
Employees ****	4,701	4,359	3,620

* Includes accrued interests.

** Net shareholders´ equity includes US$ 50.7 million from goodwill.

*** This information in not yet consolidaded with Mibanco.

**** 1Q13 figure differs from those previously reported.

In 1Q14, Edyficar posted net income of PEN 28.4 million, which represents a 1.8% decline QoQ. This drop was associated mainly with: (i) an increase in operating expenses (6.8% QoQ) due to the business’s evolution and the fact that during the first few months of the year a large expense was posted for uniform purchases (approx. PEN 1 million), and (ii) a decrease in non-financial income (25.7% QoQ) given that fewer insurance products were placed with clients.

Operating income rose 14.1% YoY. This was due primarily to higher interest income (+22.3%), which was attributable to loan growth.

In terms of portfolio volume and quality, loans increased 6.4% QoQ to PEN 2,832.2 million. This represented growth of 34.8% YoY and reflected the fact that Edyficar continues to expand and increase its market share. Growth was driven by tangible and intangible factors, including: (i) an increase in the work force, which helped us reach more clients, and (ii) efforts to strengthen our training program to ensure that our analysts develop the necessary professional skills.

The past due portfolio reported growth of 7.7% QoQ and 34.2% YoY with a delinquency ratio of 4.0%, which is similar to the level reported in the fourth quarter of 2013. The coverage ratio on past due loans was situated at 176.8% at the end of 1Q14, which mirrors the level reported in the first quarter of last year.

Total assets grew 45.2% YoY. This was due primarily to 34.8% growth in loans. Fixed assets rose 37.7% YoY due to an increase in the number of branches (from 170 to 195) to be closer to our clients.

Net shareholders’ equity increased 234.5% in 1Q14, which was primarily attributable to a capital increase (PEN 506 MM) to finance the purchase of shares in Mibanco, which appear as investments in assets. The return on average equity (ROAE), including goodwill, it situated at 15.1%. Nevertheless, if, for analysis purposes, we isolate the aforementioned capital increase given that the investment was at the end of the quarter and has yet to generate income, the ROAE would have been 22.6% and would reflect the business’s real performance.

The results obtained by Financiera Edyficar are proof that it continues to contribute to BCP’s objectives in terms of loan growth and earnings generation.

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V. Credicorp Capital

Credicorp Capital’s net consolidated result in 1Q14 wasPEN16.5 million. In disaggregated terms, Credicorp Capital Peru contributed earnings of PEN 7.6 million; BCP Colombia (Credicorp Capital Colombia, formerly Correval) PEN 4.6 million; BCP Chile (IM Trust) PEN 2.4 million; and CSI with PEN 101 thousand. The aforementioned allowed Credicorp Capital to contribute PEN 16.3 million to Credicorp in 1Q14. In the case of BCP Chile, it is important to note that the accounting loss in 4Q13 was attributable to the investment valuation made for IM Trust at the end of 2013, which led Credicorp to post US$ 14.4 million impairment when share prices were found to be lower than book value.

Earnings contribution	Quarter		% Change
PEN (000)	1Q14	4Q13	QoQ
Credicorp Capital Perú	7,575	5,216	45.2%
Credicorp Capital Ltd.	8,925	-37,547	-123.8%
Credicorp Capital Ltd. (Holding)	1,837	1,144	60.6%
Credicorp Capital Colombia	4,596	2,384	92.8%
IM Trust	2,391	-40,941	-105.8%
Credicorp Capital Securities	101	-134	-175.1%
Credicorp Capital	16,500	-32,331	-151.0%
Contribution to Credicorp (1)	16,325	-32,453	-150.3%

* Proforma figures.

(1) Credicorp Capital Perú contributes with 97.69% and Credicorp Capital with 100% of their results.

Non-financial income totaled PEN 117.7 million in 1Q14, which represented growth of 4.9% with regard to 4Q13. Non-financial income is generated by: the capital markets business (35%), asset management (20%), corporate finance (14%) and commissions on confidence, trusts, commercial accounts and treasury accounts (31%).

The capital market business consists primarily of fixed income and equity transactions in the secondary market. The role of currencies and derivatives in this business line is growing along with primary placements of bonds and shares. The asset management business deals mainly with mutual funds and also entails equity management, structured products, and others. Corporate Finance’s income is derived mainly from financial structuring, capital market, and merger and acquisition services.

Overall, it has been a good quarter for Credicorp Capital. The region’s stock exchanges have recovered and the trading volume has increased. It is important to note that at the end of 1Q14, Credicorp Capital Peru, Credicorp Capital Colombia and IM Trust continued to lead their respective secondary markets with 53%, 27% and 19% respectively. Credicorp Capital Peru also led the local secondary market for variable income with a 41% share.

Thus far in 2014, Credicorp Capital’s Corporate Finance teams have completed a good number of large transactions. In Peru, the team reopened a BCP bond (144A / RegS) for BCP por US$200 million in the international market, two syndicated loans for an aggregate amount of approximately US$200 million. In Chile, a large sales transaction was closed this Q. It is also important to note that several major mandates for advisory services relative to mergers and acquisitions were secured.

At the end of 1Q14, Credicorp’s AUMs totaledPEN 21,262 million. In disaggregated terms, 54% of this amount corresponds to Credicorp Capital Peru; 26% to Credicorp Capital Colombia; and 20% to IM Trust. This asset level represents growth of 5.3% QoQ. Credicorp Capital Peru continues to lead the Mutual Funds business in the country with a 40.1% market share of total funds under management in the system at the end of 1Q14.

Operating expenses totaled PEN 88.4 million in 1Q14. The components that represented the largest share of expenditure were: salaries and employee benefits, administrative expenses and support expenses. This result represents a decline of -40.3% QoQ, which was due primarily to an impairment that was charged to expenses in 4Q13. Credicorp’s efficiency ratio was 71.5% in 1Q14 versus 126.2% in 4Q13 given that the latter period was affected by an extraordinary impairment. If we exclude this effect, the efficiency ratio is 90.8% for 4Q13.

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Credicorp Capital	Quarter		% Change
PEN (000)	1Q14	4Q13	QoQ
Financial income	6,100	5,185	17.6%
Non-financial income	117,650	112,117	4.9%
Financial expense	-4,585	-4,922	-6.8%
Operating expense (1)	-88,422	-148,057	-40.3%
Net income before income tax	30,743	-35,677	-186.2%
Income taxes	-8,045	-5,864	37.2%
Translation results	193	-324	-159.6%
Minority interest (2)	-6,391	9,534	-167.0%
Net income	16,500	-32,331	-151.0%
Contribution to Credicorp	16,325	-32,453	-150.3%
Net shareholders' equity (3)	631,738	637,196	-0.9%
Assets under Management	21,262,176	20,191,080	5.3%
Efficiency ratio (4)	71.5%	126.2%
Return on average equity (5)	10.4%	-19.6%

* Figures Proforma - Unaudited, according.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Percentage of Credicorp Capital Colombia and IMTrust that is not owned by Credicorp Capital Colombia and IMTrust (49% and 39.4% respectively).

(3) Net shareholder's equity at September 2013: S/. 682.9 million.

(4) Operating expenses / (Net financial income + Non financial income).

(5) ROAE = Annualized net income / average net shareholder's equity.

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VI. Atlantic Security Bank

Atlantic Security Bank (ASB) reported net income of US$ 10.6 million in 1Q14, which represents a decline of -11.8% QoQ. This drop is due primarily to a decrease in recognized gains on investments due to the fact that the first quarter of this year was not the best time to realize gains. This Q’s net income level led to an annualized quarterly ROAE of 22.2%, which falls below the 25% reported in 4Q13 and the 30.8% registered in 1Q13.

Core income fell -5.6% QoQ due to a drop in dividends on investments in shares (-37.7%) and in commissions for services (-19.7%) with regard to 4Q13. The aforementioned decline in income was due to lower net returns on interest earning assets and a decrease in product movements and direct AuMs this Q. The volatility experienced in 1Q14, combined with low market rates, has had a direct impact on the net return on investments and on client positions despite the fact that the total asset volume is greater this Q than in 4Q13 and 1Q13. A YoY comparison indicates that core income fell -7.1% due to lower returns on interest earning assets and commissions for services.

ASB	Quarter			% Change
US$ million	1Q14	4Q13	1Q13	QoQ	YoY
Net interest income	9.5	9.7	10.3	-2.0%	-7.5%
Dividend income	0.2	0.4	0.3	-37.7%	-29.6%
Fees and commissions from services	1.8	2.3	2.0	-19.7%	-7.3%
Net gains on foreign exchange transactions	0.0	-0.1	-0.1	101.8%	101.2%
Total earnings	11.6	12.3	12.5	-5.6%	-7.1%
Net Provisions	0.0	0.0	-0.3	0.0%	0.0%
Net gains on sale of securities	1.4	2.6	5.5	-44.8%	-74.3%
Other income	0.0	0.0	-0.1	257.3%	147.6%
Operating expenses	-2.5	-2.9	-2.2	13.6%	-14.8%
Net income	10.6	12.0	15.5	-11.8%	-31.9%
Net income / share	0.2	0.2	0.2	-11.8%	-31.9%
Contribution to Credicorp	10.6	12.0	15.5	-11.8%	-31.9%
Total loans	822.4	786.3	861.3	4.6%	-4.5%
Total investments available for sale	879.4	863.8	831.6	1.8%	5.7%
Total assets	1,880.3	1,784.3	1,787.3	5.4%	5.2%
Total deposits	1,560.9	1,444.7	1,333.6	8.0%	17.0%
Net shareholder's equity	180.3	200.3	182.6	-10.0%	-1.3%
Net interest margin	2.3%	2.4%	2.6%
Efficiency ratio	19.0%	19.3%	12.0%
Return on average equity	22.2%	25.0%	30.8%
PDL / Total loans	0.00	0.00	0.00
Coverage ratio	0.1%	0.1%	0.1%
BIS Ratio *	12.71%	15.68%	12.30%

* The BIS ratio reported at the end of 4Q13 was adjusted with the final figures reported to the regulator, changing from 15.51% to 15.68%.

ASB’s efficiency ratio was situated at 19.0% in 1Q14, which is 30 bps lower than last quarter’s figure. This result is attributable to the fact that expenses were down in QoQ terms (-U$388 thousand). In YoY terms, expenses this Q were up US$319 thousand while the efficiency level rose by 700bps. The latter was due primarily to an increase in realized gains, which was associated with volatility stemming from market momentum. In this context, it would have been unwise to realize important gains.

Assets and Liabilities

Interest earning assets totaled US$ 1,753 million as is indicated in the table below. A QoQ comparison indicates an increase of +5.8% while a YoY analysis reveals growth of +3%. These increases are reflected primarily in Cash and Banks (+43.2% QoQ and +147.7% YoY) and are associated with funds received from clients at quarter-end. Total volumes increased by US$51 million with regard to 4Q13’s. Loans and the investment portfolio also posted positive variations of +US$36 million and +US$ 17 million respectively due to an increase in transaction flows for loans and investments this Q, which were in turn attributable to higher liquidity from new captures.

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The YoY comparison of these items reveals a net decline of –US$ 35 million (–US$ 39 million in loans and +US$ 4 million in investments) due to loan disbursements in the corporate segment that were granted in the previous period and not in this oneIt is important to note that ASB continues to maintain a good risk profile that is reflected in its delinquency-free portfolio.

Interest earning assets*	Quarter			% Change
US$ million	1Q14	4Q13	1Q13	QoQ	YoY
Due from banks	145	101	58	43.2%	147.7%
Loans	822	786	861	4.6%	-4.5%
Investments	786	769	782	2.1%	0.5%
Total interest-earning assets	1,753	1,657	1,702	5.8%	3.0%

(*) Excludes investments in equities and mutual funds.

With regard to the investment portfolio, it is worth noting that ASB’s investment policy prioritizes instruments with good risk profiles. Accordingly, 59% of the bank’s instruments have an investment grade, which is proof of ASB’s sustained and conservative strategy to concentrate on investments in high-quality instruments.

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin- which has a subsequently positive impact on shareholders’ returns.

Client deposits reflect an increase of +8% QoQ and +17% YoY. The QoQ increase in deposits is attributable to new fund captures and client investment flows, whose movements coincided with market conditions throughout the quarter. Other liabilities, which are primarily composed of financing (US$ 82 million) and debt obligations (US$ 57.1 million, which include dividends pending distribution for US$ 38 million), fell -0.2% QoQ and -48.7% YoY. The majority of the Bank’s financing obligations are used for short term working capital or to manage structural liquidity to maintain asset investment levels in coming quarters.

Liabilities	Quarter			% Change
US$ million	1Q14	4Q13	1Q13	QoQ	YoY
Deposits	1,561	1,445	1,334	8.0%	17.0%
Other liabilities	139	139	271	-0.2%	-48.7%
Total Liabilities	1,700	1,584	1,605	7.3%	5.9%

Net shareholders’ equity fell -10% QoQ. This was due primarily to the US$38 million in dividends declared and a decrease in quarterly earnings (-11.8%). Unrealized gains on investments, which are included in net shareholders’ equity, reported a positive variation of 39.1% QoQ due to the rebound effect seen after a period of market volatility at the beginning of 1Q14.

35

The BIS ratio at the end of 1Q14 was situated at 12.71%%, which represents a 2.97% decrease with regard to 4Q13’s figure. The marginal decrease in the BIS ratio is attributable to dividend payments this Q and the increase posted in the value of risk-weighted assets (increase in securities available for sale, investments and loans

Funds under Management

Funds under management, which include client deposits, investments in funds and custody of financial instruments, totaled US$5,465 million (market value) at quarter-end. This represents an increase of +4.8% with regard to 4Q13 but is -1.8% lower than the figure posted at the end of 2012. The QoQ result is due primarily to market valuations after deducting purchase and sales flows during the quarter. The stock of investments in securities increased +2.9% QoQ and +4.3% YoY in net terms. Additionally, client deposits grew +17% YoY. This is proof that our clients trust us to manage their equity.

36

VII. Pacifico Grupo Asegurador (PGA)

PGA	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	Yoy
Net earned premiums	535,010	540,950	516,753	-1.1%	3.5%
Net claims	336,830	361,787	340,323	-6.9%	-1.0%
Net commissions	106,519	103,491	86,441	2.9%	23.2%
Net underwriting expenses	18,960	17,280	26,553	9.7%	-28.6%
Underwriting result	72,701	58,393	63,437	24.5%	14.6%
Medical Services technical result (1)	20,710	12,990	14,289	59.4%	44.9%
Total Underwriting result (1)	93,411	71,383	77,726	30.9%	20.2%
Financial income, net	80,322	75,142	76,078	6.9%	5.6%
Opertating expenses	126,410	139,434	122,780	-9.3%	3.0%
Traslations results	490	843	-5,119	-41.9%	110%
Income tax	11,846	5,690	-1,171	108.2%	1112%
Income before minority interest	39,156	11,843	29,623	230.6%	32.2%
Net income	34,232	9,965	24,516	243.5%	39.6%
Contribution to Credicorp	37,916	13,184	29,085	187.6%	30.4%
Total assets	7,895,296	7,723,283	7,263,938	2.2%	8.7%
Invesment on securities	4,909,974	4,754,746	4,569,257	3.3%	7.5%
Technical reserves	5,136,815	4,993,515	4,405,188	2.9%	16.6%
Net equity	1,452,715	1,387,382	1,662,054	4.7%	-12.6%
Loss ratio	63.0%	66.9%	65.9%
Return on equity (2)(3)(4)	9.6%	4.2%	8.5%
Combined ratio of PPS + PS (4)	99.3%	104.8%	107.3%

(1) With consolidated adjustments between insurance companies and medical services.

(2) Exclude GNR from net equity.

(3) Annualized.

(4) Average are determined as the average of period - beginning and period ending.

(5) Without consolidated adjustments.

The Pacifico Insurance Group reported net income before minority interest of PEN 39.2 million in 1Q14, which is 230.6% above the PEN 11.8 million obtained in 4Q13 and 32.2% higher than the PEN 29.6 reported in 1Q13. This quarter’s higher result was due primarily to better underwriting results at PPS and EPS, higher financial income at PV, and lower general expenses.

PGA’s underwriting result was PEN 72.7 million (+24.5% QoQ). This growth was due primarily to an increase in the underwriting results for PPS (+PEN 10.7 million) and EPS (+PEN 10.5 million). In the case of PPS, the increase was due primarily to a decrease in claims, which was in turn attributable to seasonality associated with high claims frequency in the last quarter of 2013. It is important to note that this result was achieved despite a decline in PV’s underwriting result, which was attributable to a drop in net earned premiums (-PEN 5.9 million) after the company’s contract with AFP Prima (October 2013) ended due to a regulatory change in contract conditions for pension insurance.

Financial income totaled PEN 80.3 million in 1Q14, which topped the PEN 75.1 million posted in 4Q13. This result was due to higher interest on fixed income at PV following a larger inflation adjustment on VAC assets (assets adjusted for inflation) and higher income on sales of securities (PEN 5.4 million in 1Q14 1T14 vs PEN.-0.2 thousand in 4Q13).

General expenses fell -9.3% QoQ, which was due mainly to savings at the Medical Subsidiaries; lower personnel and corporate expenses as well as a decrease in charges for management and accounting provisions among others; and better control of general expenses and personnel expenses at PPS.

It is important to mention that higher income tax was reported this quarter (+108.2% QoQ) due to extraordinary adjustments for previous periods at PPS for PEN 5.6 million.

Year-on-year, net income before minority interest at PGA increased 32.2% (PEN 29.6 million in 1Q13 versus PEN 39.2 million in 1Q14). This improvement was due primarily to an increase in PPS’s underwriting result; a decrease in the net loss ratio for the car line; and an increase in PV’s financial income.

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In this context, PGA’s contribution to Credicorp was PEN 37.9 million in 1Q14, which tops the PEN13.2 million reported in 4Q13 and the figure posted in 1Q13 (PEN 29.1million).

PGA	Net income *			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	YoY
PPS	-948	6,968	-12,315	-113.6%	92.3%
PV	32,729	21,474	38,596	52.4%	-15.2%
EPS **	6,853	-14,965	3,448	145.8%	98.7%
PGA	39,156	11,843	29,623	230.6%	32.2%
Adjustment for consolidation	1,240	-1,341	538	1.9	1.3
Contribution to Credicorp	37,916	13,184	29,085	187.6%	30.4%

* Before minoritary interest.

** Includes Medical subsidiaries results.

PPS reported a loss of -PEN 0.9 million in 1Q14, which is 113.6% lower than the PEN 7.0 million obtained in 4Q13, despite a significant increase in this quarter’s underwriting result and lower general expenses. However, this was mainly offset by a higher income tax due to extraordinary adjustments for previous periods; followed by a decrease in financial income (-PEN19.4 million QoQ) .

The underwriting result posted an increase of 25.6% QoQ (+PEN 10.7 million). This was attributable primarily to a decrease in the net loss ratio in the car line -5.8% (-PEN 9.2 million) and lower underwriting expenses in the property and casualty business. In the first case, a decrease in the loss ratio is due to a rate adjustment of 15% in the car portfolio, which led to an 11 percentage point drop in the net loss ratio QoQ, and to efforts to clean up the portfolio. In the second case, the decrease in the underwriting result of the property and casualty business was due to a release of reserves for uncollectable premiums. (PEN 4.7 million). This Q general expenses fell –PEN 1.5 million, which was mainly due to tax accounts and other expenses.

Financial income fell 59.3% QoQ (-PEN 19.4) due to extraordinary income in the previous quarter stemming from the sale of shares in Inversiones Centenario (PEN 23.8 million) to Credicorp.

Higher income tax (+PEN4.0 million QoQ) was due to extraordinary adjustments for previous period at PPS for PEN 5.6 million.

The table below provides details on the results of the different business lines in the property and casualty business:

Underwriting Result by Business Unit

	1Q14				4Q13				1Q13
Underwriting Result by Business Unit PEN million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	88.9	72.6	49.3	210.8	88.0	76.1	48.5	212.5	75.8	65.0	43.7	184.4
Underwriting results	13.5	14.7	24.2	52.4	3.4	14.0	24.4	41.7	2.3	16.9	9.0	28.2
Loss ratio	59.3%	70.0%	42.1%	59.0%	70.4%	72.9%	30.2%	62.1%	69.1%	63.3%	55.7%	63.9%
Underwriting results / net earned premiums	15.2%	20.3%	49.0%	24.9%	3.9%	18.4%	50.3%	19.6%	3.1%	26.0%	20.7%	15.3%

i)	The Car Line posted an underwriting result of PEN13.5 million in 1Q14, which represents an increase of 298% QoQ (PEN 10.1 million) and 484% YoY (PEN11.2 million). This result is due to a significant reduction in the net loss ratio, which was attributable to a 15% adjustment in the portfolio’s prices; new parameters to segment risk by insured amounts; higher deductibles; new GPS requirements; and an adjustment in the brokers’ portfolio for public and interprovincial buses. It is important to note that the car line grew 20% YoY, which was primarily attributable to Brokers and Alternative Channels (Alliances and TeleSales).

ii)	The Private Medical line posted an underwriting result of PEN14.7 million in 1Q14, which represents a +4.8% increase QoQ. This result was due primarily to a decrease in net claims given that claims frequency dropped in 1Q14 compared to 4Q13. This behavior is seasonal given that frequency increases in the second half of the year due to winter conditions. The YoY underwriting results fell -12.9% due to an increase in the net loss ratio (63.3% in 1Q13 and 70% in 1Q14). This growth was associated with higher reserves for incurred claims and unreported claims (IBNR) in 1Q14 as well as with an increase in the use of insurance due to business expansion, which was in turn related to new affiliate captures in 2013 and product launchings.

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iii)	In the Property and Casualty line (P&C), the underwriting result was PEN 24.2 million in 4Q13. This represents a -0.9% decline QoQ and a +167.8% increase YoY. This result was due primarily to a reserve release for uncollectable premiums for PEN 4.7 million and the release of provisions in an account for reinsurance receivables for PEN 1.0 million, which was linked to the fidelity insurance line. It is important to note that the YoY increase in net earned premiums (+PEN5.0 million) was due primarily to card protection products (+PEN4.0 million) and to a decrease in the net loss ratio due to an increase in ceded premiums following the implementation of quota share treaties[3] and an increase in amounts ceded to facultative insurance due to a more restrictive policy for risk retention.

With these results, PPS posted a combined ratio of 102.1% in 1Q14, which can be disaggregated into 59.0 points for net claims (net loss ratio), 16.1 points for acquisition costs, and 27.0 points for general expenses. This compares favorably with last quarter’s results, which reflected a combined ratio of 107.8%, which can be broken down as: 62.1 points for net claims (loss ratio), 18.3 points for acquisition costs, and 27.4 points for general expenses.

Pacifico Vida (PV)

Pacifico Vida reported net earnings of PEN32.7 million, which represented an increase of 52.5% QoQ. This increase was due primarily to higher premium turnover in almost all business lines and a decrease in the net loss ratio. Nevertheless, this result was attenuated by higher reserves (PEN.16.8 million QoQ) and an increase in acquisition costs (PEN 8.0 million QoQ). It is important to note that financial income is up this quarter (PEN 11.9 million QoQ), which is due primarily to an increase in sales of securities and interest income on fixed rate instruments. Credit Life generated the highest earnings this quarter.

Premiums in 1Q14 rose 4.2% QoQ due to an increase in premiums in the majority of business lines with the exception of the AFP business given that the contract with AFP Prima ended in October 2013. Higher premiums were registered mainly in the Group Life lines (due to renewals in the first quarter of the year) Credit Life (more placements) and Individual Life (higher turnover in Agencies and Brokers).

Financial income in 1Q14 (PEN 69.7 million) was higher than 4Q13’s figure (PEN 57.8 million). This was due primarily to: i) higher fix rate interest, due to a larger inflation adjustment for VAC assets and ii) higher gains on sales of securities (PEN5.4 million in 1Q14 vs PEN-0.2 thousand in 4Q13).

It is important to note that the net loss ratio dropped in 1Q14 with regard to 4T13’s result (+PEN 12.2 million QoQ) given that a ULAE reserve was reported last quarter for approximately PEN 8.1 million.

Finally, in 1Q14 the result for foreign exchange transactions was situated at US$ 1.7 million. This is an improvement over the US$ -0.4 million loss reported in 4Q13.

Pacífico Vida

Products	Total Premiums			% Change
PEN million	1Q14	4Q13	1Q13	QoQ	YoY
Individual annuity	68.7	68.7	63.3	0.0%	8.6%
Credit Life	61.9	60.7	46.0	2.0%	34.6%
Individual life	61.4	60.1	50.9	2.3%	20.7%
Group life	47.0	37.9	44.5	24.1%	5.5%
Personal accidents	14.4	13.9	12.4	3.1%	15.8%
Disability & survivor (Pension)	1.8	3.5	64.8	-49.8%	-97.3%
Total	255.2	244.8	281.9	4.2%	-9.5%

In YoY terms, income fell 15.2% due to a decrease in the underwriting result (-PEN 18.4 million) due to lower premiums (AFP contract ended) and higher acquisition costs. This result was not offset by the increase posted for financial income in 1Q14, which topped 1Q13’s result (PEN 69.7 million versus PEN 61.3 million) due to higher interest income on fixed income investments.

3 The use of a quota share treaty is part of the company’s reinsurance strategy. This type of contract reduces exposure to severe claims by transferring 55% of the risk of the Fire and Technical Line portfolios to the reinsurance market; which helps improve the company’s underwriting policy.

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Finally, translation this quarter was +PEN 6.4 million higher than the negative result reported in 1Q13.

Pacifico Salud (EPS)

EPS reported net earnings of PEN 6.3 million in 1Q14, which is higher than the -PEN 0.6 million registered in 4Q13. This improvement was attributable to a significant increase in the underwriting result (+ PEN 10.5 million QoQ) due to higher premiums and a decrease in the net loss ratio. This ratio dropped due to a seasonal effect stemming from high claims frequency in the last quarter of the year. It is important to note that general expenses were up with regard to the previous quarter (+PEN 1.1 million) given that expenses for administrative personnel were lower in 4Q13.

In YoY terms, earnings were up 9.2% (+ PEN 0.5 million). This result was due to an increase in the underwriting result, which was in turn attributable to higher net earned premiums. Nevertheless, in this case the net loss ratio was higher than last year’s figure. This ratio increased 0.8 percentage points due to higher growth in group health products than in “SCTR” products, which posted a lower net loss ratio. It is important to mention that general expenses increased + PEN 1.2 million due to higher expenses for offices and systems.

Medical Subsidiaries

The Medical Subsidiaries reported earnings of PEN 1.2 million in 1Q14, which is 111% higher than the loss registered in 4Q13 (-PEN 10.4 million) and tops 1Q13’s result by 161% (-PEN 1.9 million). This improvement is due to an increase in the underwriting result and to a decrease in general expenses.

The underwriting result increased 12% QoQ and 28% YoY. This was due primarily to an increase in sales in the network’s clinics (more visits-occupancy-by business line); an increase in the complexity of medical care (increase in the average bill); and the fact that there were no extraordinary charges for accounting adjustments, as was the case in 4Q13.

General expenses fell due to a reduction in charges for personnel; lower corporate expenses; a decrease in charges for management and accounting provisions; and the fact that there were no recurring expenses (4T13 posted non-recurring expenses for PEN 9 million); a release of contingencies; and a decrease in financial charges in comparison to last quarter.

It is important to note that we still expect significant improvements going forward due to i) collective negotiation for medical inputs for the entire medical network, ii) more efficiency at the business management and control level after merging the main clinics and iii) efficient management of working capital (inventory management, billing and collections).

	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	YoY
Technical result*	28,507	25,364	22,300	12%	28%
Financial income**	2,056	-125	488	1745%	321%
Operating expense	28,589	29,650	25,324	-4%	13%
Non recurrents expenses	-	9,208	-	-	-
Income before minority interest	1,222	-11,945	-2,424	110%	150%
Net income	1,178	-10,388	-1,923	111%	161%

* Income from medical service - cost from medical service.

** Considers Other income.

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VIII. Prima AFP

Main financial indicators	Quarter			% Change
PEN (000)	1Q14	4Q13	1Q13	QoQ	YoY
Income from commissions	97,247	98,886	88,416	-1.7%	10.0%
Administrative and sale expenses	(35,456)	(43,170)	(37,828)	-17.9%	-6.3%
Depreciation and amortization	(5,016)	(4,952)	(4,554)	1.3%	10.1%
Operating income	56,775	50,765	46,034	11.8%	23.3%
Other income and expenses, net	(627)	(2,758)	(669)	-77.3%	-6.3%
Income tax	(18,031)	(13,847)	(14,781)	30.2%	22.0%
Net income before translation results	38,118	34,159	30,583	11.6%	24.6%
Translations results and deferred liabilities	9	42	(566)	-78.5%	-101.6%
Net income	38,127	34,201	30,018	11.5%	27.0%
ROAE (1)	32.3%	28.6%	29.6%	0.0%	0.0%
Total assets	863,473	815,677	718,810	5.9%	20.1%
Total liabilities	419,773	315,167	344,937	33.2%	21.7%
Net shareholders' equity	443,701	500,510	373,873	-11.4%	18.7%

(1) Net shareholder's equity include unrealized gains from Prima's investment portfolio.

In the first quarter of 2014, PRIMA AFP’s net income was PEN 38.1 million. This represents an 11.5% increase QoQ (PEN 34.2 million) that was attributable to a decrease in charges for marketing and third party services in comparison to those recorded in 4Q13, which posted higher expenses for both advertising and advisory services.

The table below contains information on the main indicators for Prima AFP and the SPP:

Quarterly main indicators and market share	PRIMA 1Q14	System 1Q14	% Share 1Q14	PRIMA 4Q13	System 4Q13	% Share 4Q13
Affiliates	1,467,097	5,537,146	26.5%	1,473,196	5,481,770	26.9%
New affiliations (1)	-	67,642	0.0%	-	42,843	0.0%
Funds under management PEN million	32,915	103,157	31.9%	32,376	102,077	31.7%
Collections PEN million (1)	682	1,961	34.8%	673	1,930	34.9%
Voluntary contributions PEN million	239	555	43.1%	246	572	43.0%
RAM PEN millones (2)	2,036	5,919	34.4%	1,977	5,811	34.0%

Source: Superintendencia de Banca, Seguros y AFP.

(1) Accumulated to the Quarter.

(2) PRIMA AFP estimates, March 2014. RAM is the average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Commercial Results

At the end of 1Q14, there were 5.5 million affiliates in the SPP. In the first quarter of 2014, 67,642 new affiliates were incorporated into the system. Although this volume represents a decline of 14.1% YoY in the volume of affiliations, it also reflects significant growth of 57.9% QoQ. The number of affiliations to the SPP is following an upward trend and is expected, in the short term, to be similar to the volume of affiliations that entered the Private Pension System prior to the reform (close to 30 thousand new affiliates).

Prima AFP’s funds under management at the end of March 2014 totaled PEN 32,915 million, which represents 31.9% of the System’s total funds. In comparison to the third quarter (PEN 32,376 million), the company’s funds under management reflect growth of 1.7%.

The Company’s collections of new contributions totaled PEN 682 million in the first quarter of the year, which represents 34.8% of the SPP’s total collections. This result reflects a growth compared with the same period of last year, when Prima AFP collections reached PEN 673.3 million.

In terms of the RAM indicator (monthly insurable remuneration, the AFP’s income base), the company posted a result of PEN 2,035.8 million at the end of March 2014 with a market share of 34.4%.

With these results, Prima AFP continues to advance and consolidate its position in the market with a solid client portfolio that ensures its growth and sustainability.

41

Investments

On the international scene in the first quarter of the year, different behavior was observable in the main regions of the world. The Federal Reserve continued its effort to progressively cut the monetary stimulus in a context of domestic deceleration. This downturn is more than likely due to climate factors but the macroeconomic data confirming these expectations is not yet available. Europe continued a firm but gradual growth trend in a context of low inflation and no variations in the European Central Bank’s (ECB) monetary policy. Finally, the evolution of the Chinese economy this quarter indicated a sharp downturn that generated speculation regarding the possibility that its government may institute expansive monetary and/or fiscal policies.

On the local scene, the indicators for January and February showed mixed behavior. Nevertheless, the economy is expected to pick up in coming months as a series of projects are executed and the government moves to invest more and increase expenditure. In this context, Prima AFP has chosen to follow a firm investment strategy that focuses on the regions with the best perspectives and on some companies with more solid fundamentals.

In the first quarter of 2014, the local market followed a negative trend. The General Index of the Lima Stock Exchange (IGBVL) drew back 6.3%, due mainly to uncertainty regarding growth in the Chinese economy and in the sales flows of some institutional investors. In this scenario, Prima AFP directed its efforts at diversifying its portfolio by considering both returns and the existing correlations between different emerging and developed markets.

These events affected the profitability of our funds under management, which in the last 12 months (March 2014/March 2013) posted results of -2.0%, -3.7% and -6.5% for Funds 1, 2, and 3 respectively. In this scenario, Prima AFP is in third place in Funds 1, 2 and 3 in the system’s profitability rankings.

If we analyze a longer period, it is evident that in the period comprising SPP’s creation and the date on which this report was compiled (March 2014 / March 19944), the nominal analyzed profitability of the funds managed by the AFP was 12% in nominal terms and 7.5% in real terms.

The table below shows the structure of Prima AFP’s funds under management at the end of the first quarter of 2014:

Funds under management as of March 2014	Mar 14	% Share	Dec 13	% Share
Fund 1	3,874	11.8%	3,745	11.6%
Fund 2	21,636	65.7%	21,186	65.4%
Fund 3	7,405	22.5%	7,446	23.0%
Total US$ millon	32,915	100.0%	32,376	100.0%

Source: Superintendencia de Banca, Seguros y AFP.

Financial Results

Prima AFP’s fee income in the first quarter totaled PEN 97.2 million, which represents a 1.7% drop QoQ, mainly due to the impact of deferred income. This QoQ drop was due primarily to the application of NIC 18 (income deferral), which had a negative effect on the income line. Provisions for income deferral were set aside to cover affiliates that may stop paying commissions to the AFP in the future but who are still entitled to pension fund management services (this is the case of non-contributors and retirees). The income deferral amount is calculated by applying a discount (present value) to projections of expenses related to fund management and pensioner services for the clients in question. Prima updates its projections every quarter and any difference in the result, whether for or against, is registered on the balance sheet in the income line.

In annual terms the evolution was positive (+10.0%). This significant YoY growth is attributable to the fact that Prima AFP has a solid RAM level (income base) due to the Peruvian economy’s good evolution and the company’s RAM stock, which grew during the period that it had the exclusive right to capture new affiliates (October 2012-May 2013). All of the aforementioned, coupled with the company’s sales efforts, contributed to better results this Q.

4 Oldest information available at www.sbs.gob.pe

42

To analyze the company’s income it is necessary to consider the current commission schemes available to affiliates (one of the two options below must be chosen):

i)	Commission for flow: 1.60% applied to the affiliates’ monthly remuneration.

ii)	Mixed Commission: Mixed commission: composed of a flow commission of 1.51%, which is applied to affiliates’ monthly remuneration, plus a commission of 1.25% a year, which is applied to the new balance (generated as of February 2013 for new affiliates to the system and beginning in June 2013 for old affiliates who have chosen this commission scheme).

Expenses

Administrative and sales expenses at the end of 1Q14 totaled PEN 35.4million. This represents a decline of 17.9% with regard to the previous quarter, when more charges were made to marketing expenses due to year-end campaigns and third party services that were hired at the end of last year and which will not be required this year. A YoY analysis reveals a 6.3% drop in expenses for sales personnel and operating support. It is important to note that in 1Q13, the company was in charge of all new affiliations to the SPP. During this period, clients were free to choose their commission scheme. Both of these factors diminished resources.

Depreciation and amortization expenses totaled PEN 5.0 million this quarter, including charges for amortization of intangible assets (obtained in the framework of the merger with Unión Vida) as well as depreciation and amortization of real estate, equipment and systems.

Operating income for the first quarter of 2014 was PEN 56.8 million, which represents an 11.8% improvement over 4Q13’s figure and tops 1Q14’s result by 23.3%. After deducting income and expenses as well as provisions for income tax, net income was situated at PEN 38.1 million. The result was 11.5% higher than that posted last quarter and represents a 27.0% increase YoY.

In 1Q14, return on average equity (ROAE)5 was situated at 32.3%, which tops last year’s result for the same period (29.6%).

At the end of March 2014, Prima AFP reported an asset level of PEN 863.5 million; shareholders’ equity of PEN 443.7 million and liabilities for a total of PEN 419.8 million.

Other relevant aspects

On March 03, 2014, Resolution SBS N°1293-2014 was published. This document contains the rules and regulations that pension funds must follow when investing funds abroad.

The following points describe the main changes instituted by this resolution:

-	AFPs can make non-complex investments through vehicles such as bonds, shares and mutual funds, which will speed up investments given that the AFPs will be in charge of managing the process.

-	AFPs can use financial derivatives but these vehicles are subject to restrictions and cannot be used without authorization from SBS. This change will improve portfolio management while providing flexibility and opportunities to execute these kinds of transactions.

The resolution stipulated that some changes would be introduced as of March 04, 2014 while other aspects will be implemented as of August 28, 2014. Prima AFP is currently working on implementing the new provisions.

5 Calculation of ROAE relative to total shareholders’ equity (includes unrealized gains on legal reserves).

43

IX. Economic Outlook

Economic Activity

The Peruvian economy expanded 5.1% in the fourth quarter of 2013. This result was attributable to growth in internal demand, which increased 4.7%. In this scenario private consumption rose 5.0% while equity private investment grew 0.5% (3Q13:2.0%), effectively reversing the downward trend that had been in play for the latter since 3Q12. In terms of public expenditure, consumption grew 4.1% while public investment rose 5.3%. On the external side, exports increased 3.1% while imports grew 1.6%. The improved performance of exports was due to growth in services (13.4%) and more shipments of non-traditional goods (0.7%). In the case of imports, the increase in acquisitions of consumer goods and non-financial services was offset by a decrease in purchases of inputs and capital goods for industry, which was in line with a strong deceleration in private investment.

The Peruvian government registered growth of 5.0% in 2013 if we use 1994 as the base year. This rate fell below that reported in 2012 (6.3%) and also represents the lowest figure posted in the last four years.

In January, the economy expanded 4.2% if we use the new base year of 2007. The sectors that performed the best this month were services and mining, which reported growth of 5.9% and 5.6% respectively. In February, the economy improved significantly and grew 5.7%, which topped the market’s predictions (consensus: 4.9%). Recovery was led by growth in the primary sectors (+6%), where the top performers were fishing (18.2%), primary manufacturing (10.4%) and mining and hydrocarbons (7.9%). Non-primary sectors contributed with a slightly larger increase of 5.0%, which was driven by more dynamism in the commerce sector (5.2%) and services (6.1%) as well as a recovery in the construction sector (9.8%).

In this scenario, we expect growth to top 6.0% in March due mainly to the fact that there are more working days with regard to March 2013. Going forward, we believe that the primarily sectors, led by an increase in mining and fishing exports, will drive economic growth. This, coupled with strong public expenditure, will lead GDP to grow more than internal demand (at least during the first half of the year). In 2014, we expect growth of 5.3%.

Gross Domestic Product and Internal Demand

(Annualized percentage variation)

External Sector

The trade balance accumulated a deficit of US$ 365 million in 2013, after having posted trade surpluses over the last eleven years. In this context, exports totaled US$ 41,826 million, which is 9.5% lower than the figure reported in 2012. This drop was attributable to a decrease in sales of traditional products (-9.2%), which was due primarily to lower prices for almost all of the products in this category with the exception of fishing goods and tin. The prices of traditional products also fell this Q (-1.5%), which affected most chemical and steel prices.

44

Imports totaled US$ 42,191 million, which represents a 2.6% increase with regard to 2012’s figure. This was attributable to an increase in import volumes (5.5%), which was partially offset by a 2.7% decline in prices.

In January-February 2014, the trade balance reported a deficit of 620 million due to a 10.3% drop in the value of exports and a 5.3% decrease in the value of imports. Going forward we expect export volumes to rise, particularly in the second half of the year due to an increase in the exportable supply of fishing and mining products and the fact that export prices are expected to turn around during the same period.

On April 01, 2014, the country’s INR totaled US$ 65,089 million. This figure is slightly higher than that posted at the beginning of the year (US$ 65,074). This was due to the fact that short term obligations were lower in the first few months of the year.

Exports and Imports

(3 month moving average annual % var.)

Prices and the Exchange Rate

The annual rate of inflation was situated at 3.38% in 1Q14, which exceeded BCR’s target (2.0% +/- 1pp). A number of internal supply shocks have occurred since the beginning of the year and have affected the evolution of some food stuff and fuel prices. The prices of goods that depend on international prices behaved in a similar way, posting a slight increase in the first few months of the year. This contributed to an increase in the annual rate of inflation. Going forward, we expect inflation to converge at the upper limit of the target range at the end of 2014 given that inflationary pressures on the supply side are expected to remain moderate.

In this environment we believe that the BCR will maintain the current reference rate, which we expect to be 4.00% at year-end. This is attributable to the fact that the expectations for inflation will remain within the target range if temporary factors of supply rebound and the economy’s growth rate, which currently falls below its potential, begins to show signs of recovery during the second half of the year (as is currently expected). The reserve rate will continue to be the government’s primary monetary instrument to sustain growth in credit in soles. Nevertheless, we do not discard the possibility that a larger-than-expected downturn may occur in internal demand and in private investment in particular, which will lead BCRP to take additional measures to loosen monetary policy. If this scenario should occur, the reference rate may fall up to 25 bps, which will be accompanied by further reductions in reserve rates.

The upward pressures on the exchange rate dissipated in 1Q14. Despite the fact that emerging economies experienced much higher volatility in 1Q14, calmer waters returned to the markets. At the end of the third month of the year, the exchange rate was situated at PEN 2.81 per dollar. Additionally there was a large supply of dollars in the local market given that companies needed Nuevos Soles to pay their taxes and, in the case of mining, to pay royalties. Demand from foreign investors, who chose to merely renew their forward contracts, was limited.

45

Consumer Price Index	Exchange Rate
(Annual percentage variation)	(Nuevos Soles for US$)

Fiscal Sector

At the end of March 2014, the non-financial public sector recorded a surplus of PEN 2,494 million, which tops the PEN 125 million obtained during the same period in 2013. In this scenario, the economic result of the first quarter was PEN 8,092 million.

The General Government’s accumulated current income at the end of March totaled PEN 32,691 million, which represented a real increase of 5.9% YoY. This result was due primarily to 7.8% growth in tax revenues and a 0.4% increase in non-tax revenues. Higher collections reflect an increase in income tax and IGV. Income tax collection grew 8.8% due to higher payments from non-domiciled taxpayers and regularizations relative to the 2013 tax year. IGV collections were 8.5% higher in real terms YoY. This growth can be disaggregated into growth of 8.1% in internal IGV and 9.9% in the external IGV.

During the same period, the general government’s non-financial expenditures (PEN 17,743 million) reported real growth of 11.9% due to higher expenditures at all three government levels (15.1% at the national government level, 6.8% for regional governments and 4.6% for local governments). Growth in expenditure during the first three months of the year were explained primarily by a 21.8% increase in expenditure on goods and services at the national government level and 15.2% at the regional government level. The 9.6% increase in the formation of gross capital (12.5% is attributable to the national government, 32.7% to the regional governments, and -5.3% to local governments) was associated with an increase in the number of investment projects that have been executed.

In keeping with the evolution of revenues and an increase in non-financial expenditure, the accumulated economic result in YoY terms (March-March) is equivalent to 0.8% of GDP, which is the same figure posted for the accumulated result last quarter. Current income went from representing 21.9% of GDP last Q to 22.1% this Q while non-financial expenditure accounted for 20.6% of GDP this Q versus 20.4% last Q.

46

Tax Income of the Central Government

(Annualized in Nuevos Soles billions)

Financial Sector

Growth in loans in the first quarter of 2013 was 14.2%, which falls below that observed last year at the same time (16.8%) and is in line with moderation in the economic growth reported during the last few months. In contrast, in January and February of this year, loans posted a slight recovery (14.4% in January and 14.7% in February). Loans in Nuevos Soles and US Dollars continued to demonstrate different dynamics due to the measures adopted by the Central Reserve Bank (BCRP)to adjust reserve requirements to promote ordered loan growth and reduce the dollarization of the financial system. Despite this, over the past few months loan growth in US Dollars has stabilized after decelerating at the end of 2012. In disaggregated terms, growth in consumer loans in Nuevos Soles was significantly higher than that posted by loans in US Dollars (13.0% vs. 1.3%). Along similar lines, loan growth for corporate loans in Nuevos Soles increased in comparison to loans in US Dollars (29.5% vs. 4.1%). During the same period mortgage loans in Nuevos Soles continued to be dynamic and expanded 35.6% while mortgage loans in US Dollars fell (-6.7%).

Main Economic Indicators

	2011	2012					2013
	Year	IQ	IIQ	IIIQ	IVQ	Year	IIQ	IIQ	IIIQ	IVQ	Year
GDP (US$ MM)	176,761	46,696	50,285	49,983	52,782	199,746	51,239	53,743	49,773	51,914	206,670
Real GDP (var. %)	6.9	6.0	6.4	6.8	5.9	6.3	4.7	5.6	4.5	5.1	5.0
GDP per-capita (US$)	5,904	6,205	6,667	6,612	6,967	6,613	6,749	7,063	6,526	6,792	26,979
Domestic demand (var. %)	7.2	4.7	7.5	9.3	7.2	7.2	8.2	6.1	4.1	4.7	5.7
Consumption (var. %)	6.4	6.0	5.8	5.8	5.8	5.8	5.2	5.3	5.1	5.0	5.2
Private Investment (var. %)	5.1	16.5	15.9	16.5	11.1	14.8	8.7	9.5	4.6	1.8	5.9
CPI (annual change, %)	4.7	4.2	4.0	3.7	2.6	2.6	2.6	2.77	2.83	2.86	2.8
Exchange rate, eop (S/. per US$)	2.70	2.67	2.67	2.60	2.55	2.6	2.59	2.75	2.78	2.80	2.80
Devaluation (annual change, %)	-4.4	-4.8	-2.8	-6.3	-5.4	-5.4	-2.8	2.86	6.99	8.53	8.5
Exchange rate, average (S/. per US$)	2.75	2.67	2.67	2.60	2.57	2.6	2.59	2.75	2.78	2.79	2.73
Non-Financial Public Sector (% of GDP)	1.9	7.1	6.8	1.1	-6.0	2.2	6.1	3.9	-0.1	-6.1	0.8
Central government current revenues (% of GDP)	18.1	19.2	19.6	17.6	17.7	18.5	19.2	18.6	17.8	18.4	18.5
Tax Income (% of GDP)	15.5	16.7	16.5	15.3	15.5	16	16.5	15.7	15.6	16.2	16.0
Non Tax Income (% of GDP)	2.6	2.5	3.1	2.3	2.1	3	2.7	2.8	2.2	2.2	2.5
Current expenditures (% of GDP)	12.0	10.0	9.9	13.9	14.2	12	10.3	10.9	13.6	15.5	12.6
Capital expenditures (% of GDP)	4.2	2.7	3.5	4.5	6.2	4	3.0	3.7	5.6	6.0	4.6
Trade Balance (US$ MM)	9,302	2,414	574	886	1,241	5,115	-18	-712	-169	946	4,527
Exports (US$ MM)	46,268	11,987	10,575	11,903	11,763	46,228	10,183	9,808	10,962	11,468	45,639
Imports (US$ MM)	36,967	9,573	10,001	11,017	10,522	41,113	10,202	10,520	-11,130	10,522	-41,113
Current Account Balance (US$ MM)	-3,341	-659	-1,938	-2,333	-1,618	-6,548	-2,670	-3,065	-2,819	-1,913	-7,136
Current Account Balance (% of GDP)	-1.9	-1.4	-3.9	-4.7	-3.1	-3.3	-5.2	-5.7	-5.7	-3.6	-3.6

Source: BCR, INEI, estimated by BCP.

47

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Crédito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

48

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In PEN thousands, IFRS)

	As of			% Change
	Mar 14	Dec 13	Mar 13	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	3,916,728	4,314,348	3,077,289	-9.2%	27.3%
Interest bearing	19,451,506	17,607,951	19,576,229	10.5%	-0.6%
Total cash and due from banks	23,368,234	21,922,300	22,653,518	6.6%	3.2%

Marketable securities, net	1,818,592	1,743,695	901,034	4.3%	101.8%

Loans	70,447,216	64,294,241	56,114,026	9.6%	25.5%
Current	68,623,076	62,857,021	55,007,356	9.2%	24.8%
Past due	1,824,140	1,437,220	1,106,670	26.9%	64.8%
Less - net provisions for possible loan losses	(2,946,798)	(2,263,649)	(1,912,183)	30.2%	54.1%
Loans, net	67,500,418	62,030,592	54,201,843	8.8%	24.5%

Investments securities available for sale	19,857,411	19,054,274	21,230,754	4.2%	-6.5%
Reinsurance assets	570,200	578,721	508,660	-1.5%	12.1%
Premiums and other policyholder receivables	561,438	576,049	513,751	-2.5%	9.3%
Property, plant and equipment, net	2,104,130	1,976,073	1,506,450	6.5%	39.7%
Due from customers on acceptances	135,841	189,187	134,048	-28.2%	1.3%
Other assets	8,096,912	6,472,575	8,419,834	25.1%	-3.8%

Total assets	124,013,175	114,543,466	110,069,891	8.3%	12.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and Obligations
Non-interest bearing	19,288,739	18,417,778	17,203,399	4.7%	12.1%
Interest bearing	55,244,794	50,013,449	48,307,620	10.5%	14.4%
Total deposits and Obligations	74,533,533	68,431,226	65,511,019	8.9%	13.8%

Due to banks and correspondents	10,596,684	9,915,747	9,798,527	6.9%	8.1%
Acceptances outstanding	135,841	189,187	134,048	-28.2%	1.3%
Reserves for property and casualty claims	1,024,244	4,264,469	3,769,149	-76.0%	-72.8%
Reserve for unearned premiums	4,106,277	720,247	630,107	470.1%	551.7%
Reinsurance payable	159,396	232,496	171,914	-31.4%	-7.3%
Bonds and subordinated debt	15,075,214	14,271,117	12,276,938	5.6%	22.8%
Other liabilities	5,553,999	4,175,872	6,603,753	33.0%	-15.9%
Total liabilities	111,185,188	102,200,361	98,895,455	8.8%	12.4%

Capital stock	1,318,993	1,318,993	1,221,779	0.0%	8.0%
Treasury stock	(207,444)	(208,127)	(193,938)	-0.3%	7.0%
Capital surplus	289,090	275,569	240,901	4.9%	20.0%
Reserves	9,314,193	8,115,309	7,496,579	14.8%	24.2%
Unrealized gains	580,953	674,961	1,342,675	-13.9%	-56.7%
Retained earnings	662,125	1,654,808	559,159	-60.0%	18.4%

Minority interest	870,078	511,593	507,281	70.1%	71.5%

Total liabilities and net shareholders' equity	124,013,175	114,543,466	110,069,891	8.3%	12.7%

Contingent credits	46,828,040	45,508,601	40,182,865	2.9%	16.5%

49

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In PEN thousands, IFRS)

	Quarter			% Change
	1Q14	4Q13	1Q13	QoQ	YoY

Interest income and expense
Interest and dividend income	1,876,180	1,825,948	1,666,753	2.8%	12.6%
Interest expense	(474,457)	(506,526)	(502,139)	-6.3%	-5.5%
Net interest income	1,401,724	1,319,422	1,164,615	6.2%	20.4%

Net provisions for loan losses	(364,600)	(348,981)	(244,985)	4.5%	48.8%

Non financial income
Fee income	609,105	604,641	508,192	0.7%	19.9%
Net gain on foreign exchange transactions	132,189	129,373	124,266	2.2%	6.4%
Net gain on sales of securities	119,518	28,347	60,362	321.6%	98.0%
Other	23,559	34,057	36,494	-30.8%	-35.4%
Total non financial income, net	884,371	796,419	729,313	11.0%	21.3%

Insurance premiums and claims
Net premiums earned	518,498	524,932	502,007	-1.2%	3.3%
Net claims incurred	(336,830)	(361,787)	(340,323)	-6.9%	-1.0%
Net technical commissions and expenses (1)	(84,565)	(60,338)	(69,381)	40.2%	21.9%
Total Insurance services technical result	97,102	102,806	92,303	-5.5%	5.2%

Medical Services Technical Result (2)(3)	20,710	12,990	14,289	59.4%	44.9%

Operating expenses
Salaries and employees benefits	(607,232)	(526,824)	(544,797)	15.3%	11.5%
Administrative and general expenses	(391,462)	(509,491)	(380,152)	-23.2%	3.0%
Depreciation and amortization	(94,789)	(96,969)	(80,142)	-2.2%	18.3%
Other (4)	(34,728)	(128,522)	(36,029)	-73.0%	-3.6%
Total operating expenses	(1,128,212)	(1,261,806)	(1,041,120)	-10.6%	8.4%

Operating income (5)	911,095	620,850	714,415	46.7%	27.5%
Translation result	(1,002)	(13,564)	(48,111)	92.6%	97.9%
Workers’ profit sharing	-	-	-	0.0%	0.0%
Income taxes	(230,815)	(188,448)	(187,065)	22.5%	23.4%

Net income	679,278	418,838	479,239	62.2%	41.7%
Minority interest	17,154	(3,536)	10,053	-585.2%	70.6%
Net income attributed to Credicorp	662,125	422,374	469,186	56.8%	41.1%

(1) Net claims incurred (in property and casualty) includes the increase of expesnes for future benefits that correspond to the Health and life business.

(2) This item was used to be included in Other operating expenses until 1Q12. It refers to Commisions over insurance and reinsurance premiums.

(3) Gross margin from clinics: income from medical care minus operating expenses related to medical services. This item was reported under Other non-financial income until 1Q12.

(4) Other operating expenses now excludes Net technical commisions and expenses but includes the underwriting income that was used to be included in Other non-financial income until 1Q12.

(5) Income before translation results and income taxes.

50

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter
	1Q14	4Q13	1Q13
Profitability
Net income per common share (S/. per share) (1)	8.30	5.30	5.88
Net interest margin on interest earning assets (2)	5.23%	5.20%	4.90%
Return on average total assets (2) (3)	2.2%	1.5%	1.7%
Return on average shareholders' equity (2) (3)	22.3%	14.6%	17.6%
No. of outstanding shares (millions) (4)	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	2.59%	2.24%	1.97%
NPL ratio	3.27%	2.81%	2.60%
Coverage of PDLs	161.5%	157.5%	172.8%
Coverage of NPLs	128.0%	125.1%	131.2%
Reserves for loan losses / Total loans	4.18%	3.52%	3.41%

Operating efficiency
Oper. expenses as a percent. of total income (5)	40.8%	43.7%	43.4%
Oper. expenses as a percent. of av. tot. assets (2)(3) (5)	3.7%	4.0%	3.7%

Average balances (millions of S/.) (3)
Interest earning assets	107,137	101,477	95,093
Total assets	119,214	113,181	107,497
Net shareholder's equity	11,895	11,605	10,648

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expenses exclude Other expenses.

51

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In PEN thousands, IFRS)

		As of		% Change
	Mar 14	Dec 13	Mar 13	QoQ	YoY
ASSETS

Cash and due from banks	22,823,078	21,438,863	22,229,602	6.5%	2.7%
Cash and BCRP	19,188,564	19,586,807	19,137,521	-2.0%	0.3%
Deposits in other Banks	3,130,694	1,658,117	3,039,411	88.8%	3.0%
Interbanks	498,207	189,462	41,424	163.0%	1102.7%
Accrued interest on cash and due from banks	5,613	4,477	11,246	25.4%	-50.1%

Marketable securities, net	1,311,669	1,219,185	476,600	7.6%	175.2%

Loans	68,322,000	62,352,702	54,124,564	9.6%	26.2%
Current	66,499,323	60,916,998	53,019,551	9.2%	25.4%
Past Due	1,822,677	1,435,704	1,105,013	27.0%	64.9%
Less - net provisions for possible loan losses	(2,945,030)	(2,261,892)	(1,909,811)	30.2%	54.2%
Loans, net	65,376,970	60,090,810	52,214,753	8.8%	25.2%

Investment securities available for sale	11,725,243	11,110,288	13,372,431	5.5%	-12.3%
Property, plant and equipment, net	1,488,120	1,388,993	1,014,071	7.1%	46.7%
Due from customers acceptances	135,841	189,187	134,048	-28.2%	1.3%
Other assets	4,214,968	3,052,803	6,595,886	38.1%	-36.1%

Total assets	107,075,889	98,490,129	96,037,391	8.7%	11.5%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	70,904,942	64,771,582	62,367,995	9.5%	13.7%
Demand deposits	21,940,574	20,796,426	19,451,381	5.5%	12.8%
Saving deposits	19,690,923	17,764,196	16,247,958	10.8%	21.2%
Time deposits	22,791,626	19,329,112	21,117,121	17.9%	7.9%
Severance indemnity deposits (CTS)	6,251,380	6,682,125	5,367,485	-6.5%	16.3%
Interest payable	230,439	199,723	184,050	15.4%	25.2%

Due to banks and correspondents	12,613,264	12,095,976	11,730,243	4.3%	7.5%
Bonds and subordinated debt	12,294,925	11,564,737	9,450,983	6.3%	30.1%
Acceptances outstanding	135,841	189,187	134,048	-28.2%	1.3%
Other liabilities	2,300,078	1,543,589	5,248,430	49.0%	-56.2%

Total liabilities	98,249,050	90,165,071	88,931,699	9.0%	10.5%

Net shareholders' equity	8,479,823	8,306,919	6,971,263	2.1%	21.6%
Capital stock	4,429,372	3,459,237	3,204,228	28.0%	38.2%
Reserves	2,542,915	2,203,368	2,040,973	15.4%	24.6%
Unrealized Gains and Losses	398,417	401,425	433,648	-0.7%	-8.1%
Retained Earnings	631,001	982,893	925,534	-35.8%	-31.8%
Income for the year	478,118	1,259,996	366,880	-62.1%	30.3%

Minority interest	347,016	18,140	134,429	1813.0%	158.1%

Total liabilities and net shareholders' equity	107,075,889	98,490,130	96,037,391	8.7%	11.5%

Off-balance sheet	45,235,647	43,837,435	39,927,440	3.2%	13.3%

* 3Q12 figures differ from those previously reported in the restated Balance Sheet in Nuevos Soles because BCP Colombia and BCP Chile' assets and liabilities used to be registered line by line. In order to be aligned with our audited financial statements and because BCP Colombia and BCP Chile are businesses held for sale, as of this report BCP Colombia and BCP Chile will be registered inside "Other assets" and " Other liabilities".

52

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In PEN thousands, IFRS)

	Quarter			% Change
	1Q14	4Q13	1Q13 *	QoQ	YoY

Interest income and expense
Interest and dividend income	1,757,227	1,724,983	1,553,552	1.9%	13.1%
Interest expense	(466,230)	(496,244)	(489,079)	-6.0%	-4.7%
Net interest income	1,290,997	1,228,739	1,064,473	5.1%	21.3%
Net provision for loan losses	(365,020)	(349,632)	(244,701)	4.4%	49.2%

Non financial income
Fee income	471,986	476,740	418,119	-1.0%	12.9%
Net gain on foreign exchange transactions	125,967	124,053	123,859	1.5%	1.7%
Net gain on sales of securities	2,173	7,537	22,487	-71.2%	-90.3%
Other	10,782	22,352	30,787	-51.8%	-65.0%
Total non financial income, net	610,908	630,682	595,252	-3.1%	2.6%

Operating expenses
Salaries and employees benefits	(472,524)	(394,624)	(448,734)	19.7%	5.3%
Administrative expenses	(298,278)	(390,326)	(299,045)	-23.6%	-0.3%
Depreciation and amortization	(72,936)	(72,783)	(65,704)	0.2%	11.0%
Other	(25,526)	(58,457)	(29,030)	-56.3%	-12.1%
Total operating expenses	(869,264)	(916,190)	(842,513)	-5.1%	3.2%

Operating Income	667,621	593,599	572,511	12.5%	16.6%
Translation result	(1,947)	(14,119)	(40,526)	86.2%	95.2%
Income taxes	(186,813)	(176,917)	(163,091)	5.6%	14.5%
Minority interest	(743)	(592)	(2,014)	25.5%	-63.1%
Net income	478,118	401,971	366,880	18.9%	30.3%

* 1Q13 figures differ from figures previously reported in the restated Income Statement in Nuevos Soles because BCP Colombia and BCP Chile' results used to be registered line by line. In order to be aligned with our audited financial statements and because BCP Colombia and BCP Chile are businesses held for sale, their results will be registered inside Net gain on sales of securities.

53

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter
	1Q14	4Q13	1Q13
Profitability
Net income per common share (S/. per share) (1)	0.101	0.085	0.078
Net interest margin on interest earning assets (2)	5.33%	5.37%	5.03%
Return on average total assets (2) (3)	1.9%	1.7%	1.6%
Return on average shareholders' equity (2) (3)	22.8%	19.8%	20.9%
No. of outstanding shares (millions)	4,722.75	4,722.75	4,722.75

Quality of loan portfolio
PDL ratio	2.67%	2.30%	2.04%
NPL ratio	3.37%	2.90%	2.69%
Coverage of PDLs	161.6%	157.6%	172.8%
Coverage of NPLs	128.0%	125.2%	131.2%
Reserves for loan losses as a percentage of total loans	4.3%	3.6%	3.5%

Operating efficiency
Oper. expenses as a percent. of total income (4)	44.7%	46.9%	50.6%
Oper. expenses as a percent. of av. tot. Assets (2) (3) (4)	3.3%	3.5%	3.5%

Capital adequacy
Total Regulatory Capital (S/. million)	11,477	10,755	9,296
Tier I capital	10.02%	9.67%	10.30%
BIS ratio (5)	15.07%	14.46%	14.65%

Average balances (S/. million) (3)
Interest earning assets	96,800.8	91,459.7	84,640.0
Total Assets	102,783.0	97,008.2	93,654.6
Net shareholders' equity	8,393.4	8,108.5	7,024.2

(1) Shares outstanding of3,103 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization

(5) Regulatory Capital/ risk-weighted assets. Risk weighted assets include market risk and operation risk

54

PACIFICO GRUPO ASEGURADOR (PGA)

(In PEN thousand)

	Quarter			% Change
	1Q14	4Q13	1Q13	QoQ	YoY
Results
Written premiums	745,001	797,108	726,399	-6.5%	2.6%
Ceded Premiums	95,043	158,528	108,851	-40.0%	-12.7%
Unearned premium reserves	114,947	97,630	100,794	17.7%	14.0%
Net earned premiums	535,010	540,950	516,753	-1.1%	3.5%
Direct claims *	380,299	397,527	406,573	-4.3%	-6.5%
Reinsurance ceded	43,469	35,741	66,250	21.6%	-34.4%
Net claims *	336,830	361,787	340,323	-6.9%	-1.0%
Paid commissions	115,194	112,926	94,068	2.0%	22.5%
Commissions received	8,675	9,435	7,627	-8.1%	13.7%
Net commissions	106,519	103,491	86,441	2.9%	23.2%
Underwriting expenses *	29,761	33,133	35,841	-10.2%	-17.0%
Underwriting income	10,801	15,853	9,289	-31.9%	16.3%
Net underwriting expenses *	18,960	17,280	26,553	9.7%	-28.6%
Underwriting result before Medical Services *	72,701	58,393	63,437	24.5%	14.6%

Medical Services Underwriting result *	20,710	12,990	14,289	59.4%	44.9%

Financial income	70,211	65,825	58,788	6.7%	19.4%
Gains on sale of securities	11,875	14,771	17,912	-19.6%	-33.7%
Net property and rental income	5,339	4,399	4,981	21.4%	7.2%
(-) Financial expenses	7,102	9,853	5,603	-27.9%	26.8%
Financial income, net	80,322	75,142	76,078	6.9%	5.6%

Salaries and benefits	58,398	52,401	61,203	11.4%	-4.6%
Administrative expenses	68,012	87,033	61,577	-21.9%	10.5%
Third party services	27,998	28,142	31,635	-0.5%	-11.5%
Management expenses	15,178	20,273	12,233	-25.1%	24.1%
Provisions	14,279	18,422	9,575	-22.5%	49.1%
Taxes	6,957	12,865	5,828	-45.9%	19.4%
Other expenses	3,601	7,331	2,306	-50.9%	56.2%
Opertating expenses	126,410	139,434	122,780	-9.3%	3.0%

Other income	3,190	9,599	2,548	-66.8%	25.2%
Traslations results	490	843	(5,119)	-41.9%	109.6%
Income tax	11,846	5,690	(1,171)	108.2%	1111.7%

Income before minority interest	39,156	11,843	29,623	230.6%	32.2%
Minority interest	4,924	1,878	5,108	162.2%	-3.6%

Net income	34,232	9,965	24,516	243.5%	39.6%

Balance (end of period)
Total assets	7,895,296	7,723,283	7,263,938	172,014	631,358
Invesment on securities (1)	4,909,974	4,754,746	4,569,257	155,228	340,717
Technical reserves	5,136,815	4,993,515	4,405,188	143,301	731,627
Net equity	1,452,715	1,387,382	1,662,054	65,333	-209,339
Ratios
Ceded	12.8%	19.9%	15.0%	(7.1)	(2.2)
Loss ratio	63.0%	66.9%	65.9%	(3.9)	(2.9)
Commissions + underwriting expenses, net / net earned premiums	23.5%	22.3%	21.9%	1.1	1.6
Underwriting results / net premiums earned	13.6%	10.8%	12.3%	2.8	1.3
Operating expenses / net premiums earned	23.6%	25.8%	23.8%	(2.1)	(0.1)
Return on equity (2)(3)	9.6%	4.2%	8.5%	5.4	1.1
Return on written premiums	4.6%	1.3%	3.4%	3.3	1.2

Combined ratio of PPS + PS (4)(5)	99.3%	104.8%	107.3%	(5.5)	(7.9)
Net claims / net earned premiums	68.6%	73.1%	70.7%	(4.6)	(2.2)
General expenses and commissions / net earned premiums	30.7%	31.7%	36.5%	(1.0)	(5.8)

*Change in these accounts are due to reclassifications (related to the medical services) made in 4Q12 and before.

(1) Doesn´t include investments in real estate.

(2) Annualized.

(3) Average are determined as the average of period - beginning and period ending.

(4) Without consolidated adjustments.

(5) EPS includes Médica, Doctor+, Clínica San Borja, Análisis Clínicos, Oncocare, Prosemedic, Clínica El Golf, Clínica Sanchez Ferrer and Centro Odontológico Americano.

ROAE Dic 13 (PPS Formula) without unrealized profit Pvida: 8.4%.

55